UNITES STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                       FORM N-8A
                               NOTIFICATION OF REGISTRATION
                          FILED PURSUANT TO SECTION 8(a) OF THE
                              INVESTMENT COMPANY ACT OF 1940

      The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of
Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name: Ensign Investors, Inc.

Address of Principal Business Office (No. & Street, City, State, Zip Code):

9921 S. Treasure Circle, South Jordan, Utah, 84095

Telephone Number (including area code):  801-253-9647

Name and address of agent for service of process:

Stanley Marion Wells, 9921 S. Treasure Circle, South Jordan, Utah 84095

Check Appropriate Box:

      Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
                                          Yes   X           No    _

SIGNATURES

1. Form of signature if registrant is an investment company having a board of directors:

      Pursuant to the requirements of the Investment Company Act of 1940, the registrant has caused this notification of registration to be duly signed on its behalf in the city of South Jordan and state of Utah on the 18 day of June 1997.


                                          Signature

                                          /s/ Stanley M. Wells
                                          Ensign Investors, Inc.

                                          BY    Stanley M. Wells, President



Attest:   /s/ Jerry J. Ohrn
          Jerry J. Ohrn
          Director, Ensign Investors, Inc.

                                     UNITES STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                       FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933                       X

Pre-Effective Amendment No.                                                   _
Post-Effective Amendment No.                                                  _

                                       and/or
REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940               X

   Amendment No.
                          (Check appropriate box or boxes)


                               Ensign Investors, Inc.
-------------------------------------------------------------------------------
                 (Exact Name of Registrant as Specified in Charter)


       9921 S. Treasure Circle, South Jordan, Utah                      84095
---------------------------------------------------------      ----------------
        (Address of Principal Executive Offices)                     (Zip Code)

Registrant's Telephone Number, including Area Code       (801) 253-9647
                                            ----------------------------------
         Stanley M. Wells, 9921 S. Treasure Circle, South Jordan, Utah 84095
-------------------------------------------------------------------------------
                       (Name and Address of Agent for Service)
                                            -----------------------------------
Approximate Date of Proposed  Public  Offering    As soon  as  is  practical
                                                  after  the Effective Date of
                                                  this offering.
                                            -----------------------------------


It is proposed that this filing will become effective (check appropriate box)

   _        Immediately upon filing pursuant to paragraph (b)
   _        on (date) pursuant to paragraph (b)
   X        60 days after filing pursuant to paragraph (a)
   _        on (date) pursuant to paragraph (a) of rule 485

          Calculation of Registration Fee Under the Securities Act of 1933

                                   Proposed Maximum   Proposed Maximum
Title of SecuritiesAmount Being        Offering          Aggregate          Amount of
Being Registered    Registered      Price Per Unit     Offering Price    Registration Fee
----------------- --------------- ------------------ ------------------  ----------------

Ensign Investors     5,000,000          $1.00            $5,000,000         $1,515.15



Value Fund
ENSIGN INVESTORS VALUE FUND

Form N-1A
Table of Contents



PART A       PROSPECTUS                                                      3
PART B       STATEMENT OF ADDITIONAL INFORMATION                            21
PART C       OTHER INFORMATION                                              30
     ITEM 24 FINANCIAL STATEMENTS AND EXHIBITS
         (a) Financial Statements                                           29
      (b)(1) Articles of Incorporation                                      33
      (b)(2) By-Laws                                                        43
      (b)(4) Rights of Holders of Securities                                31
      (b)(5) Investment Advisory Contract                                   56
      (b)(8) Custodian Agreement                                            61
      (b)(9) Other Material Contracts                                       77
     (b)(10) Opinion and Consent of Counsel                                 85
     (b)(13) Subscription Agreements                                        86
     (b)(14) Establishment of Retirement Plan                               32
     ITEM 25 PERSONS CONTROLLED BY OR UNDER COMMOM CONTROL WITH             NA
             REGISTRANT - NOT APPLICABLE
     ITEM 26 NUMBER OF SECURITIES HOLDERS                                   31
     ITEM 27 INDEMNIFICATION                                                31
     ITEM 28 BUSINESS AND OTHER CONNECTIONS OF THE INVESTMENT ADVISER       32
     ITEM 29 PRINCIPAL UNTERWRITER - NOT APPLICABLE                         NA
     ITEM 30 LOCATION OF ACCOUNTS AND RECORDS                               32
     ITEM 31 MANAGEMENT SERVICES                                            32
     ITEM 32 UNDERTAKINGS                                                   32

                                       PART A

                         INFORMATION REQUIRED IN PROSPECTUS

                            ENSIGN INVESTORS VALUE FUND

                               Equity Fund Prospectus

                                   April 30, 1997





   This prospectus contains information that you should know about Ensign Investors before you decide to invest. You should read this prospectus carefully and retain it for future reference. A Statement of Additional Information (SAI) about the company, dated April 30, 1997, has been filed with the Securities and Exchange Commission and is incorporated herein by reference (legally forms a part of the prospectus). For a free copy of the SAI call Wells Investment Services Inc. at (801) 253-9647.

   Mutual fund shares are not deposits or obligations of, or guaranteed by any depository institution. Shares are not insured by the FDIC, the Federal Reserve Board, or any other agency, and are subject to investment risk, including the possible loss of principal.


No-Load Mutual Fund

   Ensign Investors Value fund (the Fund) is a "no-load" mutual fund, which means there are no sales charges or commissions. In addition, the Fund has no 12b-1 plan or other deferred sales charges.

   The investment objective of the Fund is to seek long-term capital appreciation through investments in a diversified portfolio of common stocks, preferred stocks, and securities convertible into common stocks believed by the Fund manager to possess superior prospects for appreciation over the long-term. The Fund invests mainly in common stocks of well-known and established companies. Income is a secondary objective which will be considered in conjunction with the primary objective. As such, the Fund's policy is to invest at least 80 percent of the Fund's assets in securities of companies that have a record of paying dividends, have committed to the payment of regular dividends, or otherwise produce income.





THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                 TABLE OF CONTENTS








ABOUT THE FUND:                       Summary                                6
                                      Annual Fund Expenses                   6
                                      Performance                            7
                                      Investment Objectives, Policies, and   8
                                      Risks

HOW TO INVEST IN ENSIGN
INVESTORS VALUE FUND
                                      Types of Accounts                      10
                                      Purchase of Shares                     11
                                      Retirement Plan Accounts               12
                                      Further Information                    12
                                      Redemption of shares                   13
                                      Changing Your Address of Record        15
                                      Tax-Qualified Retirement Plans         15
                                      Transferring a Retirement Account      15
                                      Shareholder Reports                    16
                                      Determination of Net Asset Value       16
                                      Dividends, Capital Gains, and Taxes    17

MANAGEMENT OF THE COMPANY             Charter                                18
                                      Investment Management                  18
                                      Additional  Information About the Fund 19
                                      Shareholder Inquiries                  19


                                        5
-------------------------------------------------------------------------------

ABOUT THE FUND

Summary The following Summary is qualified in its entirety by reference to the more detailed information included elsewhere in this Prospectus and in the Statement of Additional Information.

The Company: ENSIGN INVESTORS, INC. is an open-end diversified no-load management investment company which means it pools shareholders' money and invests it toward a specified objective.

The Objective: The Fund seeks long-term capital appreciation through investment in common stocks, preferred stocks, and securities convertible into common stocks. The Fund invests mainly in common stocks of well-known and established companies. As with any mutual fund, there is no guarantee the fund will achieve its objective. Any income which the fund earns is secondary to its objective of capital appreciation. See "Investment Objectives, Policies, and Risks."

Management and Investment Advisor: Wells Investment Services, Inc. (Advisor or Manager) acts as the Investment Advisor and manager to the Fund and was estab lished in May 1996. See "Management of the Company." In addition, a description of Ensign Investors' management and board of directors is included in the SAI.

Potential Investors: The Fund invests primarily in stock of well established companies with the potential for high long-term returns. As a result, the Fund's value is subject to fluctuations based on market conditions, interest rates, and other economic, business, and political news. In the short-term these factors can make stock prices fluctuate dramatically. When you sell shares of the Fund they may be worth more or less than what you originally paid for them. Potential investors understand the fluctuation in prices associated with investments in common stocks and are willing to take a long-term perspective to achieve their investment objectives. The fund is appropriate for both regular and tax-deferred accounts, such as IRAs. However, there is no assurance that the Fund's objective will be met, or that there will not be a substantial loss in any given investment.

Purchase and Redemption of Shares: If we receive your request in correct form to purchase or redeem shares by 4 p.m. Eastern Time, your transaction will be priced at that day's net asset value (NAV). If we receive it after 4 p.m. it will be priced at the next business day's NAV. See "Purchase of Shares" and "Redemption of Shares."

The NAV for the fund is calculated at 4 p.m. Eastern Time each day the New York Stock Exchange is open for business. To calculate the NAV, the fund's assets are valued and totaled, liabilities are subtracted, and the balance, called net assets, is divided by the number of shares outstanding. See "Determination of Net Asset Value."

Dividends and Distributions: It is the Fund's intention to distribute substantially all of its net investment income. Dividends from such net investment income are paid at least annually. All net realized long-term and short-term capital gains, if any, will be distributed to the Fund's shareholders at least annually. See "Dividends, Capital Gains, and Taxes."


Annual Fund Expenses

Shareholder Transaction Expenses

Sales Load Imposed on Purchase  None
Sales Load Imposed on
   Reinvestment of Dividends    None
Deferred Sales Load             None
Redemption Fee(1)               None

Annual Fund Operating Expenses
(as a percentage of average net assets)

Management Fee(2)               1.00%
12b-1 Fees                      None
Other Expenses, (After Expense
   Reimbursement)(3)            0.50%
Total Fund Operating Expenses(4)1.50%

(1)Each wire redemption is subject to a $10.00 fee by the Custodian.
(2)The Fund pays a management fee based on the average net assets under management (see Expenses on page 6 and Investment Management on page 12).
(3)Other Expense is based on estimated amounts for the current fiscal year, after expense reimbursements. Prior to reimbursements, Other Expenses are estimated to be 0.75 percent.
(4)Because the Fund has no historical record of expenses upon which to base its Annual Fund Operating Expense information, the expenses presented above represent the maximum expenses allowed by the Advisory Contract with the Fund's adviser, Wells Investment Services, Inc. The Ad visor has voluntarily agreed to limit total expenses to 1.5% of the Fund's average net assets computed on a daily basis. Expenses are factored into the Fund's share price and are not charged directly to shareholder accounts.


Example

You would pay the following expenses on a $1,000 investment, assuming (1) 5% annual return and (2) redemption at the end of each period:

   1  Year                     $  16
   3  Years                       49

THE FOREGOING EXAMPLE SHOULD NOT BE CONSIDERED A REPRESENTATION OF PAST OR FUTURE RETURNS OR EXPENSES. ACTUAL EXPENSES MAY BE GREATER OR LESSER THAN THOSE SHOWN.

The purpose of the table is to help you understand the various costs and expenses that you, as a shareholder, will bear directly or indirectly in connection with an investment in the Fund. The example assumes reinvestment of all dividends and distributions and uses a 5% annual rate of return as re quired by Securities and Exchange Commission regulations. For more complete descriptions of the various costs and expenses, see "Expenses" under the heading Investment Objectives, Policies, and Risks.

Performance

The Fund is an open-end, no-load diversified management investment company, organized as a corporation under the laws of Utah on August 28, 1996, and commenced operation on January 17, 1997. The Fund has no historical operating performance. Furthermore, there is no assurance that the Fund's investment objectives will be met in the future. The value of the Fund's shares, at any time in the future, may be more or less than the price paid by the investor. The Fund's balance sheet is contained in the SAI and is incorporated herein by reference.

Explanation of Terms

The following terms will be used by the Fund going forward to report the performance of the Fund.

Total Return - the change in value of an investment in the fund over a given period of time. Total return assumes the reinvestment of any dividends and capital gains distributed to investors.

Average annual total return - represents the change in value of an investment in the Fund over a designated measuring period and reflects the average annual percentage change. The average annual total return evens out the annual performance figures of the fund during the designated period to reflect what would have been the cumulative results of the investment had a constant return been realized during the period. The average annual total return is not the same as the actual year-by-year results, which may fluctuate over the designated investment period.

Cumulative Total Return - reflects the total percentage change in the Fund's value over the designated measuring period.

These measurements of return will be based on past results and are not meant to indicate future performance.

Investment Objectives, Policies, and Risks

Investment Objectives identified below may not be changed without prior shareholder approval. The Fund's investment policies and practices used to pursue the Fund's objectives may be changed without shareholder approval.

The investment objective of the Fund is to seek long-term capital appreciation through investments in a diversified portfolio of common stocks, preferred stocks, and securities convertible into common stocks believed by the Fund manager to possess superior prospects for appreciation over the long-term. The Fund invests mainly in common stocks of well-known and established companies. The Ad viser will normally invest in companies with a market capitalization of at least $250 million if the company's stock is included in the Dow Jones Industrial Average or the S&P 500 Index. If the company is not included in either index it must have a market capitalization of at least $500 million.

Income is a secondary objective and will be considered in conjunction with the primary objective. As such, the Fund's policy is to invest at least 80 percent of the Fund's assets in securities of companies that have a record of paying dividends, have committed to the payment of regular dividends, or otherwise produce income. The Fund's remaining assets (20 percent) may be invested in any other permissible securities that the Adviser believes will contribute to the fund's stated objective. The Fund pursues growth by investing in companies that, in the opinion of the Adviser, exhibit better- than-average potential for long-term appreciation. Consistent earnings are a critical factor used by management in determining a company's long-term prospects. In the search for capital appreciation, the Investment Advisor looks for stocks that are attractively priced relative to their anticipated long-term value.

Management intends to remain fully invested in equity and equity equivalent securities, regardless of movements in the general market or fluctuations in specific securities. As a practical matter, the fund's cash and cash equivalents will represent between 0 percent and 10 percent of its assets to facilitate the redemption of shares.

The Fund may not:

With respect to 75 percent of its total assets, invest more than 5 percent of total assets (at the time of purchase) in the securities of any one issuer (other than obligations of, or guaranteed by the United States government, its agencies, or instrumentalities).

Invest more than 25 percent of its total assets in any one industry. (This technique, commonly referred to as diversification, may reduce the risk of the funds investment portfolio.) This policy is subject to change only by shareholder approval.

Purchase more than 10 percent of the outstanding voting securities of any issuer. This policy is subject to change only by shareholder approval.

Invest in securities of companies that have a record of less than three years continuous operation.

Borrow money except as a temporary measure for extraordinary or emergency purposes in order to meet redemption requests and then only in an amount up to 5 percent of the value of its total assets.

Invest in securities of foreign issuers. Securities of foreign issuers, which are publicly traded in the United States either directly or through American Depository Receipts (ADRs), are not subject to this limitation. ADRs are securities listed on American exchanges, but represent the shares of issuers domiciled in foreign countries.

   Invest in securities that are commonly referred to as derivative securities.

   Engage in short sales of securities.


The Fund may:

Invest in investment grade debt securities, money market instruments (including but not limited to, repurchase agreements and commercial paper), sweep accounts with a bank, or other short-term investments for the purpose of receiving a return on cash that has not been committed to the purchase of securities pursuant to the investment policies of the Fund. Debt obligations will be investment grade at the time of purchase, which consists of the four highest rating categories by Moody's Investors Ser vices, Inc., Standard & Poor's
Corporation, or other nationally recognized rating agencies. Unrated debt obligations may be purchased only if the security is deemed by the Adviser to be of comparable quality to instruments that are rated.

Invest in U.S. companies with substantial foreign operations. (Investments in companies with substantial foreign operations involve additional risks including local political and economic conditions, fluctuations in foreign currencies, operational risks, and withholding and other taxes.)

Risk Factors

Common stocks offer a way to invest for long-term appreciation of capital. However, economic growth in the U.S. and other developed countries is not constant and has been punctuated by periods of decline. During these periods share prices of even the best managed corporations are subject to mar ket risk and may decline in value. In addition, changes in investor psychology or trading by large institutional investors can result in significant fluctuations in the price of a corporation's stock. The Investment Advisor seeks to purchase the stock of well managed companies. A stock is purchased when it's price represents good value based on available information; however, subsequent unanticipated events at the company or changes in the general economic outlook may still result in a price decline.

Portfolio Turnover

Turnover is calculated by dividing the lesser of purchases or sales of investment securities for a particular year by the monthly average value of investment securities owned by the fund during that same year. For purposes of this calculation, debt securities with maturities of less than 12 months from the date of investment are not included.

Investment decisions are based on the anticipated contribution a specific security may make to the Fund's objective rather than the rate of turnover in the Fund. Portfolio turnover may be higher or lower than funds with similar objectives. A high rate of turnover will result in higher expenses for the Fund related to brokerage commissions. It may also affect the level of capital gains realized by shareholders and the amount of taxes associated with those gains. Under normal circumstances, it is anticipated that the annual turnover rate of the Fund will be less than 50 percent.

Expenses

Wells Investment Services, Inc. pays all the expenses of Ensign Investors except brokerage, taxes, interest, fees and expenses of the noninterested person directors (including counsel fees) and extraordinary expenses. These expenses are paid out of the Fund's assets and are reflected in its share price. Expenses are not billed directly to shareholders or deducted from shareholder accounts.

The Fund pays a management fee to its adviser, Wells Investment Services, Inc., for managing its investments and business affairs. The advisory and service contract provides that, from time to time, the manager agrees to reimburse the fund for management fees and other expenses above a specified limit. The contract also stipulates that the manager will be repaid by the fund if expenses fall below the specified limit prior to the end of the fiscal year. Any decreases in the funds expenses improve the Fund's overall performance. (See Investment Management) The management fee paid by Ensign Investors may be higher than that paid by many other investment companies; however, many of these companies pay most of their own expenses, while most of Ensign Investors' expenses, except as specified above, are paid by Wells Investment Services, Inc.

HOW TO INVEST IN ENSIGN INVESTORS VALUE FUND

Types of Accounts

General Accounts

IndividualThe account is owned by one person.

Joint:    The account has two or more owners.

Retirement Accounts

Individual Retirement Account (IRA):

IRAs allow anyone of legal age and under 70 1/2 with earned income to invest up to $2,000 per tax year. Individuals can also invest in a spouse's IRA if the spouse has earned income of less than $250.

Rollover IRAs

   Retain   special   tax   advantages    for   certain    distributions    from
employer-sponsored retirement plans.

Simplified Employee Pension Plans (SEP-IRAs)

Provide small business owners or those with self-employed income (and their eligible employees) with many of the same advantages as a Keogh plan, but with fewer administrative requirements.

Gifts or Transfers to a Minor (UGMA, UTMA)

A custodial account that provides a way to give money to a child and obtain tax benefits. An individual can give up to $10,000 a year per child without paying federal gift tax. Which type of account you set up, UGMA OR UTMA, depends on the laws of the state where you reside.


Purchase of Shares

Shares of the Fund are sold on a continuous basis at the net asset value (NAV) next determined after receipt of a new account application. Purchase requests received by 4 p.m. Eastern Time will be priced at that day's NAV; requests received after 4 p.m. will be priced at the next business day's NAV.

The NAV for the fund is calculated at 4 p.m.  Eastern Time each day the New
York Stock Exchange is open for business. To calculate the NAV, the fund's assets are valued and totaled, liabilities are subtracted, and the balance, called net assets, is divided by the number of shares outstanding. The Fund's assets are valued on the basis of market quotations. Securities are valued at the last sale price on the exchange where they are traded. If no sale is reported, the latest bid price is used. Short-term debt securities are valued at either original cost or amortized cost, both of which approximate current market value.


Minimum Investments

General Accounts:

To open an account            $1,000
To add to an account              50
Minimum Balance                1,000

Retirement Accounts:

To open an account              $500
For a spousal account            500
To add to an account              50
Minimum Balance                  500

For a spousal account            500

Investing by Mail

Send  your  application  and  check or  money  order,  made  payable  to  Ensign
Investors, Inc., to Ensign Investors, Inc. c/o Central Bank, Trust Department, P.O. Box 1488, Provo, Utah 84603. For additional investments by mail, please enclose your check with the return remittance portion of the confirmation of your previous investment. If the remittance slip is not available, indicate on your check or a separate piece of paper your name, address, and account number. Wells Investment Services, Inc. cannot accept funds for direct investment. Any applications or subsequent funds for investment that are sent directly to the Adviser will be returned to the investor.

Orders to purchase shares are effective on the day Ensign Investors, Inc. receives your check or money order. All purchases must be made in U.S. dollars and checks must be drawn on U.S. banks. Cash will not be accepted.

Investing by Wire

After opening your account by mail you may make subsequent investments in the Ensign Investors Value Fund by wiring funds. To do so:

(1) Instruct your bank to wire funds to Central Bank, Trust Dept., Provo, Utah; ABA 124300327; BNF Ensign Investors, Inc.; Account #51-70267-8.

(2) Please specify on the wire: a) your Fund account number, b) your name, c) your address.

Wired funds are considered received the day they are deposited in the Fund's account, if they are deposited before the close of business of the New York Stock Exchange, usually 4 p.m. Eastern time.

Retirement Plan Accounts Individuals who receive compensation or earned income may establish their own tax-sheltered Individual Retirement Account
(IRA), even if they participate in a qualified retirement plan. A prototype IRA is available through the Fund.

Certain limitations on contributions and withdrawals apply to IRA accounts. A description of these limitations and an application are available upon request. The IRA packet contains a Disclosure Statement which the Internal Revenue Service requires to be furnished to individuals who are considering adopting the IRA.

Further Information

Ensign Investors, Inc. cannot accept investments specifying a certain price, date, or number of shares and will return these investments.

Once you have mailed or otherwise transmitted your investment instructions to Ensign Investors, Inc., it may not be modified or cancelled.

All applications to purchase Fund shares are subject to acceptance by the Fund and are not binding until so accepted. Purchases may be refused if, in the opinion of the manager, they are of a size that would disrupt the management of the Fund.

The Fund does not accept telephone orders for purchase of shares.

Transactions in shares of the Fund may be executed by brokers or investment advisers who charge a fee for their services. These transactions may be made directly with Ensign Investors, Inc. without incurring such fees.

Ensign Investors reserves the right to suspend the offering of shares in the Fund.

Stock Certificates

In order to relieve the investor of responsibility for safekeeping and delivery of stock certificates, Ensign Investors, Inc. will not issue certificates. Instead, shares purchased are automatically credited to an account maintained for the investor on the books of the Fund. The investor will receive a statement showing the details of each transaction. These statements are important and should be retained as confirmation of shares owned and to help in determining your cost basis for tax purposes when you sell your shares.

Automatic Investment Plan

An easy way to work toward your financial goals is to invest money regularly. The Fund offers an Automatic Investment Plan that lets you transfer money into your fund account on a regular convenient basis. Under the plan an investor's designated bank or other financial institution debits a preauthorized amount on the investor's account monthly or quarterly and applies the amount to the purchase of Fund shares. A $15 fee will be imposed by the Fund if the investor's account has insufficient funds at the time of the automatic transaction.

While a regular investment plan provides an excellent way to invest for retirement or other long-term financial goals, it does not protect you against loss in a declining market. Certain restrictions apply for retirement accounts. See the retirement account application for further information.

Redemption of Shares

You may request redemption of some or all of your shares at any time. Shares requested for redemption will be sold at the next share price calculated after your order is received and accepted. Share price is normally calculated each business day at 4 p.m. Eastern time.

If you are selling some, but not all of your shares, you must leave at least $1,000 worth of shares in the account to keep it open ($500 for a retirement account).

When A Signature Guarantee is Required

Under certain circumstances your request for redemption must include a signature guarantee. This is to protect you and the Fund from fraud. A request for redemption should be in writing and accompanied by a signature guarantee in the following situations:

o You  wish to  redeem  more  than  $10,000  worth  of  shares,

o Your  account registration  has been  changed  within  the last 30 days,

o The check is being mailed to a different address than the one on your account, or

o The check is being made payable to someone other than the account owner.

When a signature guarantee is required, each signature must be guaranteed by a domestic bank, trust company, credit union, broker, dealer, national securities exchange, registered securities association, clearing agency, or savings association as defined by federal law. A notary public cannot provide a signature guarantee. The institution providing the signature guarantee must use a signature guarantee ink stamp or medallion which states "Signature(s) Guaranteed" and be signed in the name of the guarantor by an authorized person with that person's title and the date. The Fund may reject a signature guarantee if the guarantor is not a member of or participant in a signature guarantee program.

Request for Redemption by Mail

Written instructions to redeem shares may be in one of the following forms:

  o   A redemption form printed on the Fund's individual account statement.
  o   A letter to Ensign Investors, Inc. giving:

          o the name of the account,

          o the account number,

          o the dollar amount or  number of shares to be redeemed, and

          o the signature of each account holder (including signature guarantees, if necessary).


Unless otherwise instructed, Ensign Investors will send a check to the record address. Mail your request to:

Ensign Investors, Inc.
c/o Central Bank, Trust Dept.
P.O. Box 1488
Provo, Utah 84603

If you are requesting that your funds be wired to another financial institution, the appropriate information to complete the transfer must be included in your redemption request.

Once mailed to Ensign Investors, the redemption request is irrevocable and may not be modified or cancelled.

Redemptions from Retirement Accounts

Retirement account owners should complete a retirement distribution form, which is available from the company.

Additional Information About Redemptions

Telephone requests for redemption of shares will not be accepted. During periods of drastic economic or market changes, your redemption request may be made by regular or express mail. Your request will be implemented at the net asset value next determined after your request, in good order, has been received by Ensign Investors.

Redemptions specifying a certain date or price cannot be accepted and will be returned.

The Fund will mail payment for redemption within seven days after it receives proper instructions for redemption. However, the Fund will delay payment for up to 15 calendar days on redemptions of recent purchases made by check. This allows the Fund to verify that the check will not be returned due to insufficient funds and is intended to protect the remaining investors from loss.

To relieve the Fund of the cost of maintaining uneconomical accounts, the Fund reserves the right to redeem the shares held in any account if, at the time of any redemption of shares in the account, the net asset value of the remaining shares in the account would fall below $1,000 ($500 for retirement accounts). Before such involuntary redemption would occur, the investor would be given at least 60 days written notice and, during that period, the investor could make an additional investment to restore the account to at least the minimum amount, in which case there would be no such redemption. Involuntary redemptions will not be made because the value of shares in an account falls below the minimum amount solely because of a decline in the Fund's net asset value. Any such involuntary redemption would be at net asset value.

The right to redeem Fund shares will be suspended for any period during which the Exchange is closed because of financial conditions or any other extraordinary reason and may be suspended for any period during which (a) trading on the Exchange is restricted pursuant to rules and regulations of the Securities and Exchange Commission, (b) the Securities and Exchange Commission has by order per mitted such suspension, or (c) an emergency, as defined by rules and regulations of the Securities and Exchange Commission, exists as a result of which it is not reasonably practicable for the Fund to dispose of portfolio securities or fairly to determine the net asset value.


Changing Your Address of Record

Changes in your address of record may be submitted to Ensign Investors either in writing or by telephone. Because your address of record impacts all of our correspondence with you, it is critical that you notify the Fund promptly of any change of address. To protect you and Ensign Investors, all transactions that meet the following criteria must be in writing, signed by each person in whose name the shares are owned, and all signatures must be guaranteed, requests to redeem shares:

     1.  with a value of $10,000 or more,

     2. made within 30 days of our receipt of an address change (including requests that accompany an address change),

     3. where the proceeds will be mailed to a different address than the one on your account, and

     4. where the check is being made payable to someone other than the account owner.

Tax-Qualified Retirement Plans

The Fund is available for tax-deferred retirement plans. Call or write Ensign Investors to receive the appropriate forms for an Individual Retirement Account
(IRA), or Simplified Employee Pension Plan (SEP-IRA).

Transferring a Retirement Account to Ensign Investors

To transfer your existing tax-deferred plan to Ensign Investors from another company or custodian call or write for a Request to Transfer form.

Shareholder Reports

Ensign Investors will send you a statement with complete year-to-date information on activity in your account at the end of each quarter. In addition, you may request a statement on your account activity at any time. You will also receive a confirmation of transaction each time you invest or redeem shares. Please notify Ensign Investors in writing if there is an error. If you do not provide notification of an error within 30 days of the date of your statement we will deem you to have ratified the transactions as recorded on the statement.

In March of each year, Ensign Investors will send you an annual report that includes audited financial statements for the fiscal year ending December 31 and a list of securities in the Fund's portfolio on that date. In September of each year Ensign Investors will send you a semiannual report that includes unaudited financial statements for the six months ending the preceding June 30, and a list of securities in the portfolio on that date.

No later than January 31 of each year, Ensign Investors will send you important information relating to your U.S. income tax return:

Form 1099-DIV Reports taxable distributions during the preceding year.

Form 1099-B Reports proceeds paid on redemptions during the preceding year.

Form 1099-R Reports distributions from IRA plans during the preceding year.

At such time as prescribed by law, Ensign Investors will send you a Form 5498, which reports contributions to your IRA for the previous year.

Ensign Investors prepares and mails to shareholders a new prospectus dated April 30 of each year.

Each year you will receive a notice of the annual meeting of shareholders and a proxy statement. Because your vote is important and is needed to conduct the annual meeting of shareholders, you are urged to return the proxy statement promptly. It is important that you notify Ensign Investors promptly of any change of address.


Determination of Net Asset Value (NAV)

NAV is the value of a single share of the Fund's stock. NAV is calculated as of the close of business (normally 4 p.m. Eastern time) each day the New York Stock Exchange (NYSE) is open.

NAV is determined by adding the value of the Fund's investments, cash, and other assets, subtracting its liabilities, and then dividing the result by the number of shares outstanding. Investment orders and redemption requests will receive the share price next determined after receipt of the request by the Fund. Investment and transaction instructions received by the Fund prior to the close of business on the NYSE (normally 4 p.m. Eastern time) will receive that day's price. Investments and instructions received after that time will receive the price determined on the next business day.

Valuation of Investments

The Fund's assets are valued on the basis of market quotations. Securities are valued at the last sale price on the exchange where they are traded. If no sale is reported, the latest bid price is used. Short- term debt securities are valued at either original cost or amortized cost, both of which approximate current market value.

Information About NAV

NAV may be obtained by calling Wells Investment Services, Inc. at (801) 253-9647. NAV will also be recorded on any confirmation of transaction report you receive each time you invest or redeem shares.


Dividends, Capital Gains Distributions, and Taxes

In addition to any increase in the value of shares, which the Fund may achieve, shareholders may receive two kinds of return from the Fund: dividends and capital gains. Distributions from investment income and from net profits realized on the sale of securities, if any, will be declared annually on or before December 31.

The objective of the Fund is capital appreciation and not the production of income for distribution. You may measure the success of your investment by the value of your investment at any given time and not by the distributions you receive.

Distributions will be reinvested in the Fund unless you elect to receive them in cash. Distributions on shares held in IRA accounts must be reinvested unless you are 59 1/2 years old or are permanently and totally disabled. Distribution checks are normally mailed within seven days after the record date. The Fund's Custodian, Central Bank, acts as the disbursing agent for dividends and capital gains.

As with any investment, you should consider what affect taxes will have on your gains or losses in the Fund. If your account is not a tax-deferred retirement account, you should be aware of these tax implications.

Distributions are subject to federal income tax, and may also be subject to state or local taxes. Your distributions are taxable when they are paid, whether you take them in cash or reinvest them in the Fund, even if the value of your shares in the Fund is below your cost.

Ensign Investors' intention is to be taxed under Subchapter M of the Internal Revenue code, which means that to the extent its income is distributed to shareholders it pays no income tax. However, as of this registration the fund does not qualify under Subchapter M because more than 50 percent of its stock is owned by five or fewer persons.

Distributions on net investment income and net short-term capital gains are taxable to you as ordinary income. Net long-term capital gains distributions; however, are taxable as long-term capital gains regardless of the length of time you have held the shares on which such distributions are paid. Shareholders that are not subject to tax on their income will not be required to pay tax on amounts distributed to them.

Whenever you sell shares of the Fund, Ensign Investors will send you a confirmation statement showing how many shares you sold and at what price. You will also receive a complete transaction history every February for the previous year. It is up to you or your tax preparer to determine whether any sale resulted in a capital gain or loss and what affect this will have on your taxes to be paid. Please keep your regular account statements; the information they contain will be essential in cal culating the amount of your capital gain or loss.

If you have not complied with certain provisions of the Internal Revenue Code and Regulations, the Fund is required by federal law to withhold and remit to the IRS 31 percent of reportable payments (which may include dividends, capital gains distributions, and redemptions). Those regulations require you to certify that the social security number or tax identification number you provide is correct and that you are not subject to 31 percent withholding for previously under-reporting to the IRS. You will be asked to make the appropriate certification on your application. Payments reported by Ensign Investors that omit your social security number or tax identification number will subject Ensign Investors to a penalty of $50, which will be charged against your account if you fail to provide the certification by the time the report is filed, and is not refundable.


MANAGEMENT OF THE COMPANY

Charter

Ensign Investors Value Fund is a mutual fund, issued by Ensign Investors, Inc. a company that pools shareholders' money and invests it toward a specific goal. In more technical terms, the company is an open-end diversified no-load management investment company organized under the laws of the State of Utah on August 28, 1996.

The Fund is governed by a Board of Directors which is responsible for protecting shareholder interests.

The Board consists of three directors who are elected each year and serve for one-year terms or until their successors are elected and qualified. The directors are experienced professionals who meet throughout the year to oversee the Fund's activities, review contractual arrangements with service providers to the Fund, and review the Fund's performance.

Investment Management

Acting pursuant to an investment advisory agreement entered into with Ensign Investors, Wells Investment Services, Inc. acts as investment manager for the Fund. The Manager's principal place of business is 9921 S. Treasure Circle, South Jordan, Utah 84095.

Wells Investment Services supervises and manages the Fund's investment portfolio and directs the purchase and sale of investment securities within the investment parameters established by the Board of Directors, as outlined in this Prospectus and the SAI. Stanley Wells is the president of the Manager and manages the Fund. Prior to forming the Manager, Mr. Wells worked for eleven years as a Safety and Soundness Examiner for the Federal Reserve Bank of San Francisco, conducting financial and regulatory reviews of bank holding companies and banks, and credit quality reviews of banks' loan portfolios. Although Mr. Wells has extensive experience as a financial analyst, he has no previous experience advising a mutual fund.

Mr. Wells and his spouse, Rebecca Wells jointly own 85 percent of Wells Investment Services and thus are deemed to control the Manager.

Under the Advisory and Service Contract, the Fund pays the Manager a monthly fee computed on the average daily net assets of the Fund at the annual rate of 1.0% of the average daily net assets of the Fund up to $50 million, plus 0.75% of the next $450 million, and 0.5% of the excess over $500 million.

The fee will be calculated daily and paid at the end of each month after services have been rendered. The Advisor has voluntarily agreed to limit total expenses to 1.5 percent of the Fund's average net assets computed on a daily basis.

Ensign Investors acts as transfer agent for the Fund's shares.


Additional Information About the Fund

Ensign Investors issues one series of shares, known as the Ensign Investors Value Fund, at a par value of $0.10 per share. Each share is entitled to one vote and fractional shares are entitled to a proportionate vote. Shares have non-cumulative voting rights, which means that the holders of more than 50 percent of the shares voting for the election of directors can elect all of the directors if they choose to do so, and in such event the holders of the remaining less-than-fifty percent of the shares will not be able to elect any person or persons to the board of directors. As of April 30, 1997, Stanley M. Wells owns either beneficially or of record 114,649.5 shares or 51.1 percent of the outstanding shares of the Fund; his wife, Rebecca S. Wells owns beneficially and of record 57,023.4 shares or 25.4 percent of the Fund.

Ensign Investors reserves the right to change any of its policies, practices, and procedures described in this prospectus, including the statement of additional information, without shareholder approval except in those instances where shareholders approval is expressly required.

Shareholder Inquires

All shareholder inquiries should be addressed to:

Ensign Investors, Inc.
9921 S. Treasure Circle
South Jordan, Utah 84095
(801) 253-9647

Officers and Directors

Stanley M. Wells, President and Director, Ensign Investors, Inc.

Jerry J. Ohrn, CPA, Controller, Sierra Forest Products, Inc., Director, Ensign Investors, Inc.

Jim M. Bagley, President and Owner Gracewood, Inc., Director, Ensign Investors, Inc.

Rebecca S. Wells, Secretary, Ensign Investors, Inc.



Custodian and Disbursing Agent

All  requests for purchase or  redemption  of shares  should be addressed to the
Custodian:

Central Bank
Trust Dept.

P.O. Box 1488
Provo, Utah 84603

Independent Accountant

Tanner+Co.
Salt Lake City, Utah

                                       PART B

           INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION

                                       PART B
                               ENSIGN INVESTORS, INC.
                        STATEMENT OF ADDITIONAL INFORMATION
                                   April 30, 1997

This Statement of Additional Information (SAI) contains information that may be of interest to investors, but is not included in the Prospectus of Ensign Investors, Inc., or which is merely summarized in the Prospectus. This Statement is not a prospectus. It relates to and should be read in conjunction with the Prospectus for Ensign Investors, Inc., dated April 30, 1997. Investors may obtain a free copy of the Prospectus by request to Ensign Investors, Inc. 9921
S. Treasure Circle, South Jordan, Utah 84095, telephone (801) 253-9647.

           TABLE OF CONTENTS AND CROSS-REFERENCE SHEET TO THE PROSPECTUS

                                Page            Page in
                                Herein          Prospectus

General Information and History  22               6
Investment Objectives and
   Policies                      22               8
Fixed Income Securities ratings  24
Portfolio Turnover               24              10
Officers and Directors           25              19
Management                       25              18
Custodian                        26              19
Independent Accountant           26              20
Control Persons and Principal
   Holders of Securities         26
Investment Adviser               27              18
Brokerage Allocation             27
Purchase, Redemption, and
   Pricing of Securities         28              11
Tax Status                       28              17
Performance Advertising          28
Performance Comparisons          28
Permissible Advertising
   information                   28
Holidays                         28
Financial Statements             29


General Information and History

     Ensign Investors, Inc. was incorporated on August 28, 1996, under the laws of the State of Utah and has no prior operating history. The company was initially capitalized during the first quarter of 1997.


Investment Objectives and Policies

In achieving its objectives, the Fund must conform to certain fundamental policies that may not be changed without shareholder approval.

Within the restrictions outlined herein, Ensign Investors has broad powers with respect to investing funds or holding them uninvested. Investments are varied according to what is judged advantageous under changing economic conditions. Ensign Investors' policy is to retain maximum flexibility in management without restrictive provisions as to the proportion of one or another class of securities that may be held in the Fund. Management intends for the Fund to generally consist of common stocks. However, the investment manager may invest the Fund's assets in varying amounts in other instruments and in senior securities such as money market instruments, or other short-term in vestments, preferred stocks, and convertible issues, when such a course is deemed appropriate in order to attempt to attain its investment objectives. Senior securities that, in the opinion of management, are high-grade issues may also be purchased for defensive purposes.

The Fund will not:

1. Purchase, with respect to 75 percent of its total assets, securities of an issuer (other than obligations of, or guaranteed by, the United States government, its agencies or instrumentalities) if, as a result, more than 5 percent of the value of the Fund's assets would be invested in the securities of that issuer.

2. Purchase more than 10 percent of any class of securities of any issuer. All debt securities and all preferred stocks are each considered as one class.

3. Invest any of the Fund's assets in securities of issuers which with their predecessors have a record of less than three years continuous operation, and securities of issuers which are not readily marketable.

4. Make loans to others (except through the purchase of debt obligations in accordance with its investment objectives and policies.

5. Borrow money except as a temporary measure for extraordinary or emergency purposes and then only in an amount up to 5 percent of the value of its total assets, in order to meet redemption requests.

6. Make short sales of securities, purchase any security on margin, or write put or call options.

7. Concentrate more than 25 percent of the value of its assets in any one industry.

8. Purchase or retain the securities of any issuer if any of the officers or directors of the Fund or its Investment Adviser own beneficially more than 1/2 of one percent of the securities of such issuer and together own more than 5 percent of the securities of such issuer.

9. Invest for the purpose of exercising control or management of another issuer.

10. Invest in commodities or commodity futures contracts or in real estate mortgage loans, although it may invest up to 5 percent in securities which are secured by real estate and securities of issuers which invest or deal in real estate.

11.  Invest  in  interests  in  oil,  gas,  or  other  mineral   exploration  or
     development programs, although it may invest in the securities of issuers which invest in or sponsor such programs.

12. Purchase securities of other open-end investment companies, except by purchases in the open market involving only customary brokers' commissions and no sales charges or in connection with a merger, consolidation, reorganization, or acquisition of assets. Closed-end investment company securities will not be purchased except those purchased in the open market and only those with no commission or profit other than those with regular brokerage commissions, subject to Section 12 of the Investment Company Act of 1940.

13. Underwrite securities issued by others except to the extent the Fund may be deemed to be an underwriter, under the federal securities laws, in connection with the disposition of portfolio securities.

14.  Issue senior securities as defined in the Investment Company Act of 1940.

15. Invest any of the Fund's assets in securities restricted as to disposition under federal securities laws.

If a percentage restriction is adhered to at the time of investment, a later increase or decrease in percentage beyond the specified limit resulting from a change in values of net assets will not be considered a violation except the investment restriction on borrowing money.

The Investment Company Act imposes certain additional restrictions upon acquisition by the Fund of securities issued by insurance companies, brokers, dealers, underwriters, or investment advisers, and upon transactions with affiliated persons as therein defined. It also defines and forbids the creation of cross and circular ownership. Neither the Securities and Exchange Commission nor any other agency of the federal government participates in or supervises the corporation's management or its investment practices or policies.

Fixed Income Securities Ratings

As described in the prospectus the Fund may, at any given time, have investments in short-term fixed income securities. However, those investments are subject to certain credit quality restrictions. The following is a description of the rating categories referenced in the prospectus.

Commercial paper rated A-1 by S&P indicated that the degree of safety regarding timely payment is strong. Those issues determined to possess extremely strong safety characteristics are denoted A-1+. Capacity for timely payment on commercial paper rated A-2 is satisfactory, but the relative degree of safety is not as high as for issues designated A-1.

The rating Prime-1 or P-1 is the highest commercial paper rating assigned by Moody's Investor Services, Inc. Issuers rated Prime-1 are considered to have a superior capacity for repayment of short-term promissory obligations. Issuers rated Prime-2 or P-2 are considered to have a strong capacity for repayment of short-term promissory obligations. This will normally be evidenced by many of the characteristics of issuers rated Prime-1, but to a lesser degree.

Portfolio Turnover

It is management's intention to seek for securities that have the potential to meet the Fund's objectives over long periods of time. However, management will sell a security without regard to the length of time the security has been held if management believes that it is not fulfilling its purpose, either because, among other things, it did not live up to management's expectations, or because it may be replaced with another security holding greater promise, or because it has reached its optimum potential, or because of a change in the circumstances of a particular company, industry, or general economic conditions, or because of some combination of such reasons.

Officers and Directors

Ensign Investors, Inc. was incorporated on August 28, 1996, under the laws of the State of Utah and has no prior operating history.

The principal officers and directors of the corporation, their principal business experience during the past five years, and their affiliations with Wells Investment Services, Inc. are listed below. The busi ness address of each director and officer is 9921 S. Treasure Circle., South Jordan, Utah 84095. Those persons who are "interested persons" as defined in the Investment Company Act are indicated by an asterisk (*).

Stanley M. Wells, * director, and president Ensign Investors, Inc.; director, president, and controlling shareholder of Wells Investment Services, Inc.; formerly Safety and Soundness Examiner, Federal Reserve Bank of San Francisco (11 years).

Jerry J. Ohrn, CPA, director Ensign Investors, Inc.; controller Sierra Forest Products, Inc.; prior corporate controller Snowbird Ski Resort; and senior supervising accountant KPMG Peat Marwick.

Jim M. Bagley, President and Owner, Gracewood, Inc. (wooden frames), prior appraiser for Bagley Appraisal Company.

Rebecca S. Wells, * Secretary Ensign Investors, Inc.; director, secretary, and controlling shareholder Wells Investment Services, Inc.; educator (15 years).

Mr. and Mrs. Wells are husband and wife and jointly own 85 percent of the voting stock of Wells Investment Services, Inc. The Fund is in compliance with
Section 10(d) of the Investment Company Act of 1940.

Each director who is an "interested person" as defined in the Investment Company Act serves as a member of the board without remuneration. Outside directors will receive a nominal fee for services rendered.

Management

A description of the responsibilities and method of compensation of Ensign Investors' investment manager, Wells Investment Services, Inc., appears in the prospectus under the caption, "Investment Management."

The management agreement shall continue in effect until the earlier of the expiration of two years from the date of its execution, or until the first meeting of shareholders following such execution, and for as long thereafter as its continuance is specifically approved at least annually by the board of directors of Ensign Investors, Inc., or by the vote of a majority of the outstanding votes (as defined in the Invest ment Company Act) of Ensign Investors, Inc.

The management agreement provides that it may be terminated at any time without payment of any penalty by the board of directors of Ensign Investors, or by a vote of a majority of Ensign Investors' shareholders, on 60 days written notice to Wells Investment Services, Inc., and that it shall be automatically terminated if it is assigned.

The management agreement also provides that Wells Investment Services, Inc. shall not be liable to Ensign Investors or its shareholders for anything other than willful misfeasance, bad faith, gross negligence or reckless disregard of its obligations or duties.

The management agreement also provides that Wells Investment Services and its officers, directors, and employees may engage in other business, devote time and attention to any other business whether of similar or dissimilar nature, and render services to others.


Custodian

Central Bank, Trust Dept., P.O. Box 1488, Provo, Utah 84603, serves as custodian of the Fund's assets. The custodian takes no part in determining the investment policies of the Fund or in deciding which securities are purchased or sold by the Fund. In addition to the custodian, securities are held in the name of the custodian on behalf of the Fund with selected brokerage firms. The custodian also acts as dividend disbursing agent for the Fund.


Independent Accountant

Tanner & Co., 675 E. 500 S., Salt Lake City, Utah 84102, serves as independent accountant to Ensign Investors, providing services including (1) audit of annual financial statements, (2) review of the Fund's annual federal income tax return, and (3) assistance and consultation in connection with SEC filings.


Capital Stock

Ensign Investors' capital stock is described in the prospectus under the caption "Additional Information About the Fund."

All shares have equal redemption rights. Each share, when issued, is fully-paid and nonassessable. Each share is entitled to one vote on all questions presented to shareholders.

Ensign Investors may in the future issue additional series of shares without a vote of shareholders.

In the event of complete liquidation or dissolution of Ensign Investors, shareholders shall be entitled to receive, pro rata, all of the assets less the liabilities of the Fund.


Control Persons and Principal Holders of Securities

As  of  April  30,  1997,  the  following   persons  owned  of  record  and
beneficially, in amounts stated after their names, 25 percent or more of the Fund's out-standing securities. As of the same date, the following persons owned of record and beneficially, in amounts stated after their names, 5 percent or more of the Fund's out-standing securities:


Name and Address                                Number of Shares     Percentage
Stanley M. Wells                                 114,649.5  1/           51.1
South Jordan, Utah

Rebecca S. Wells                                      57,023.4           25.4
South Jordan, Utah

Allyn Grosjean                                        50,000.0           22.3
Sandy, Utah

     1/ Mr. Wells holds 10,236.5 shares in Uniform Gift to Minors accounts for his dependent children.


The officers and directors of the Fund own, as a group, own 171,672.9 percent of the outstanding voting securities of the Fund.


Investment Adviser

The  Fund's  investment  adviser,  Wells  Investment  Services,   Inc.,  is
controlled by Stanley M. Wells and Rebecca S. Wells who as of this filing jointly owned 85 percent of its voting securities. Mr. and Mrs. Wells are affiliated persons of the Adviser and the Fund. Mr. Wells is president and director and Mrs. Wells is secretary and director of both entities.

Under an Advisory and Service Contract dated September 7, 1996, the Adviser provides the Fund with investment advisory services, office space, and personnel. Under the contract, the Adviser pays the salaries and fees of the Fund's officers and directors who are interested persons of the Adviser and all clerical expenses relating to the Fund's investments.

On March 6, 1997, the Fund's Board of Directors approved an Agency Agreement with the Adviser, under which the Adviser would act as stock registrar, and transfer agent.


Brokerage Allocation

Placement of the Fund's orders to buy and sell portfolio securities is the responsibility of the Adviser. Such decisions are made for the Adviser by its president, Stanley M. Wells. Policies underlying the allocation of brokerage are subject to review by the Fund's Board of Directors. In the allocation of such orders and the resulting commissions, the following factors are considered:

    The services furnished by the broker in providing price quotations or publications which are not available for cash;

    The allocation to the Fund of desired underwritten securities;

    The part, if any, played by the broker or dealer in bringing the security involved to the Adviser's attention and providing information, research, (e.g., published reports) and analysis with respect thereto;

    Rates of commission.

As permitted by Section 28(e) of the Securities Exchange Act of 1934, commissions paid to brokers or dealers for effecting securities transactions may exceed the amount of commission which another broker or dealer would have charged for effecting such transactions, if the Adviser has determined in good faith that such charges are reasonable in view of quotation or research services provided by such broker or dealer. The Adviser's authority to incur such fees is subject to policy review by the Fund's Board of Directors.

Purchase, Redemption, and Pricing of Securities

The pricing of the Fund's shares for purchase and redemption is described in the Fund's Prospectus. (See "Determination of Net Asset Value.") Shares are offered to the public at the Net Asset Value as set forth in the Prospectus, pursuant to written application as specified in the Prospectus. (See "Purchase of shares.")


Tax Status

The Fund intends to qualify under Subchapter M of the Internal Revenue Code (26 U.S.C. 851-856). However, as of this registration the fund does not qualify under this Subchapter because more than 50 percent of its stock is owned by five or fewer persons.


Performance Advertising

Fund performance may be compared to various indices including the Standard & Poor's 500 index and the Dow Jones Industrial Average. The Fund's performance will be measured over one-, five-, and 10- year periods, and since inception. Average annual total return will be calculated by determining the Fund's cumulative total return for the stated period and then computing the annual compound return that would produce the cumulative total return if the fund's performance had been constant over that period. Cumulative total return includes all elements of return, including reinvestment of dividends and capital gains distributions.

The Fund may also advertise average annual return over periods of time other than one, five, and 10 years, and cumulative total return over various time periods.


Performance Comparisons

Investors may judge the performance of the Fund by comparing its performance to the performance of other mutual funds with comparable investment objectives.


Permissible Advertising Information

From time to time, the Fund may, in addition to any other permissible information, include the following types of information in advertisements, supplemental sales literature and reports to shareholders: (1) discussions of general economic or financial principles (such as the effects of compounding and the benefits of dollar-cost averaging); (2) discussions of general economic trends; (3) presentation of statistical data to supplement such discussions; (4) description of the Fund's investment strategy; (5) comparisons of investment products with relevant market or industry indices or other appropriate benchmarks, and (6) discussions of fund rankings or ratings by recognized rating organizations.


Holidays

Ensign Investors does not determine the net asset value of its shares on days when the New York Stock Exchange is closed. Currently, the Exchange is closed on Saturdays and Sundays, and on specific holidays, namely New Year's Day, Presidents Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving, and Christmas.

Financial Statements

Financial Statements for the Fund as of April 30, 1997 are as follows:

                               Ensign Investors, Inc.
                           Calculation of Net Asset Value
                                       As of
                                   April 30, 1997


Securities at Market Value                             0.00
Cash and other assets
    (including accrued income)                   226,692.96
                                                 ----------
Total Assets                                     226,692.96
Liabilities
    (including accrued expenses)                     191.98
                                                     ------
Net Assets                                       226,500.98
                                                 ----------
Number of Shares Outstanding                   224,596.8093
Net Asset Value (offering and redemption
    Price per share)                                 1.0085

                                    PART C
                              OTHER INFORMATION

Item 24. Financial Statements and Exhibits

    (a)  Financial Statements see Part B, Financial Statement

Item 24. (b)(1) Articles of Incorporation, see Attachment A.

Item 24. (b)(2) By-laws, see Attachment B.

Item 24. (b)(3) Not applicable.

Item 24. (b)(4)See Articles of Incorporation, Articles IV, XII; and By-laws, Articles II, IV, and VI.

Item 24. (b)(5) Advisory and Service Contract, see Attachment C.

Item 24. (b)(6)           Not applicable.

Item 24. (b)(7)           Not applicable.

Item 24. (b)(8) Custodian Agreement, see Attachment D.

Item 24. (b)(9) Other Material Contracts, Agency Agreement between Ensign Investors, Inc. and Wells Investment Services, Inc., see Attachment E.

Item 24. (b)(10) Opinion of Counsel, see Attachment F.

Item 24. (b)(11) Opinion of Certified Public Accountant, see Financial Statements in Part B.

Item 24. (b)(12) Not applicable.

Item 24. (b)(13) Subscription Agreement, see Attachment G.

Item 24. (b)(14) Copy of the Model Plan Used in the Establishment of Any Retirement Plan: IRS Form 5305A Individual Retirement Custodial Account is used.

Item 24. (b)(15) Not applicable.

Item 24. (b)(16) Not applicable.

Item 24. (b)(17) Not applicable.

Item 25. Persons Controlled by or Under Common Control with Registrant, not applicable.

Item 26. Number of Holders of Securities

            Title of Class                            Number of Record Holders
_____________________________________             _____________________________


Ensign Investors Value Fund

Item 27. Indemnification

The Registrant has no formal  indemnification  contract or arrangement  with any
director,   officer,   underwriter,   or  affiliated  person,  other  than  such
arrangement as is evidenced by Article XIV of the Registrant's By-Laws.

Item 28. Business and Other Connections of Investment Advisor

    Officers and Directors of Wells Investment Services, Inc.

Stanley M. Wells, President and Director of adviser. Formerly employed as a Safety and Soundness Examiner for the Federal Reserve Bank of San Francisco, 215 South State Street, Suite 350, Salt Lake City, Utah 84111-2319.

Rebecca S. Wells, Secretary and Director of adviser. Math teacher for the Jordan School District, 315 East 9375 South, Sandy, Utah 84070.

Item 29. Principal Underwriters - Not Applicable

Item 30. Location of Accounts and Records

All accounts, books, and other documents required to be maintained by Section 31(a) of the 1940 Act will be maintained by Wells Investment Services, Inc. at its principal office at 9921 S.
Treasure Cir., South Jordan, Utah 84095.

Item 31. Management Services

Not applicable. There are no management related service contracts that have not been discussed in Part A or Part B of this Registration Statement.

Item 32. Undertakings

    (a) Certified financial statements showing the initial capital received before accepting subscriptions from any person in excess of 25 is included in this registration in Part B.

    (b) post-effective amendment, presenting financial statements within four to six months from the effective date of this registration will be filed within six months from the date of this registration.

                                INDEPENDENT AUDITORS' REPORT


To the Shareholders and Board of Directors of Ensign Investors, Inc.


We have audited the accompanying statement of assets and liabilities of Ensign Investors, Inc., including the schedule of investments in securities as of April 30, 1997, and the related statement of operations for the four months then ended, the statement of changes in net assets for the period January 1, 1997 (date operations commenced) through April 30, 1997, and the supplementary schedule of selected per share data and ratios for the period January 1, 1997 (date operations commenced) through April 30, 1997. These financial statements and per share data and ratios are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and per share data and ratios based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and per share data and ratios are free of material misstatement. Our procedures included confirmation of securities owned at April 30, 1997 by corresponding with the custodian. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and supplementary schedule referred to above present fairly, in all material respects, the financial position of Ensign Investors Inc. at April 30, 1997, the results of its operations for the period January 1,1997 (date operations commenced) through April 30, 1997, the changes in its net assets and the selected per share data and ratios for the period January 1, 1997 (date operations commenced) through April 30, 1997, in conformity with generally accepted accounting principles.


                                          TANNER + CO.

Salt Lake City, Utah
May 2, 1997

                                        32-A

                                                  ENSIGN INVESTORS, INC.

                                     Statement of Assets and Liabilities

                                                          April 30, 1997
------------------------------------------------------------------------------


         Assets

Investment in securities, at value (costs $226,693)         $    226,693
                                                            ------------

------------------------------------------------------------------------


         Liabilities and Stockholder's Equity
         ------------------------------------

Current liabilities-
   related party -accounts payable                          $        192
                                                            ------------

Net assets  applicable to  outstanding  capital  shares -
  authorized  500,000,000 shares of $.10 par value;         $    226,693

                                                            ------------
            Net asset value per share                       $       1.01
                                                            ------------









     See accompanying notes to financial statements.


                                          32-B

                                                  ENSIGN INVESTORS, INC.

                                   Schedule of Investments in Securities

                                                          April 30, 1997
------------------------------------------------------------------------------







Short-term investments, 100%
   Money market funds 4.8%                                  $    226,693
                                                            ------------

     Total short-term investments (cost $226,693)                226,693
                                                            ------------

     Total investments in securities - 100% (cost $226,693)      226,693
                                                            ------------









     See accompanying notes to financial statements.


                                       32-C

                                                  ENSIGN INVESTORS, INC.

                                                 Statement of Operations

                      Period January 1, 1997 (Date Operations Commenced)
                                                  Through April 30, 1997
------------------------------------------------------------------------------











Investment income - interest                                $      1,692
                                                            ------------

Expenses:
   Investment advisory fee                                           192
   Custodian fee                                                      56
   Taxes                                                             100
                                                            ------------

                                                                     348
                                                            ------------

       Net investment income                                       1,344
                                                            ------------

       Net increase in net assets resulting from operation  $      1,344
                                                            ------------







     See accompanying notes to financial statements.


                                          32-D

                                                  ENSIGN INVESTORS, INC.

                                      Statement of Changes in Net Assets

                      Period January 1, 1997 (Date Operations Commenced)
                                                  Through April 30, 1997
------------------------------------------------------------------------------







Increase in net assets from operations:
   Net investment income                                    $      1,344
                                                            ------------

Distributions to shareholders                                          -
                                                            ------------

From capital share transactions:
   Net asset value of shares issued to shareholders              225,157
                                                            ------------

            Increase in net assets from
            capital share transactions                           225,157
                                                            ------------

            Increase in net assets                               226,501

Net assets, beginning of period                                        -
                                                            ------------

Net assets, end of period (including undistributed net
  investment income of $1,344                               $    226,501
                                                            ------------






                                        32-E

                                                  ENSIGN INVESTORS, INC.

                                           Notes to Financial Statements

                                                          April 30, 1997
------------------------------------------------------------------------------


1. Summary of Significant Accounting Policies.

Organization.

The Company was incorporated on August 29, 1996 under the laws of the sate of Utah and is currently in the process of registering under the Investment Company Act of 1940, as amended, as a diversified, open-end management company. The following is a summary of significant accounting policies followed by the Company in the preparation of its financial statements. The policies are in conformity with generally accepted accounting principles.


Securities Valuation.

The value of securities traded on any national exchange has been determined at their last sales price on the year end date. Investments are stated at value based on latest quoted market prices or at fair value as determined by the Board of Directors.


Federal Income Taxes.

The Company's intention is to be taxed under Subchapter M of the Internal Revenue Code, which means that to the extent its income is distributed to shareholders it pays no income tax. However, currently the fund does not qualify under Subchapter M because more than 50 percent of its stock is owned by five or fewer persons.


Cash and Cash Equivalents.

The Company considers all nongovernment debt instruments of nine months or less to be cash or cash equivalents.


Other.

As is common in the industry, security transactions are accounted for on the date the securities are purchased or sold. Dividend income and distributions to shareholders are recorded on the ex-dividend date. Discounts and premiums on securities purchased are amortized over the life of the respective security.


Concentration of Credit.

The Company is a diversified open-end management company (Mutual Fund) investing in common stocks, preferred stock, and securities convertible into common stocks. The fund's value is subject to fluctuations based on market conditions, interest rates, and other economic, business, and political news.



                                        32-F

                                                  ENSIGN INVESTORS, INC.
                                           Notes to Financial Statements
                                                               Continued

------------------------------------------------------------------------------



1. Summary of Significant Accounting Policies (Continued).

Estimates.

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.


2. Management and Advisory Fees with Related Parties.

The Company has contracts with Wells Investment Services, Inc.
wherein Wells Investment Services, Inc. acts as an investment advisor to the Company.

Under the Advisory and Service Contract, the Fund pays the advisor a monthly fee computed on the average daily net assets of the Fund at the annual rate of 1.0% of the average daily net assets of the Fund up to $50 million, plus 0.75% of the next $450 million, and 0.5% of the excess over $500 million. The fee will be calculated daily and paid at the end of each month after services have been rendered. The Advisor has voluntarily agreed to limit total expenses to 1.5 percent of the Fund's average net assets computed on a daily basis.

The president of Wells Investment Services, Inc. is also president of the Company. Eighty-five percent of the outstanding capital stock of Wells Investment Services, Inc. is owned by such officer.


3. Accumulated Undistributed Investment Income.

It is the Company's intention to distribute substantially all of its net investment income. Dividends from such net investment income are paid at least annually. All net realized long-term and short-term capital gains, if any, will be distributed to the Fund's shareholders at least annually.

As of April 30, 1997, all net investment income of $1,344 had not been distributed to the Company's shareholders.




                                        32-G

                                                  ENSIGN INVESTORS, INC.
                                           Notes to Financial Statements
                                                               Continued

------------------------------------------------------------------------------



4. Financial Instruments.

None of the Company's financial instruments are held for trading purposes. The Company estimates that the fair value of all financial instruments at April 30, 1997, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheet. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgement is necessarily required in interpreting market data to develop the estimates of fair value, and, accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.




                                        32-H

                                                  ENSIGN INVESTORS, INC.
               Supplementary Schedule Selected Per Share Data and Ratios
                      Period January 1, 1997 (Date Operations Commenced)
                                                  Through April 30, 1997
------------------------------------------------------------------------------




Per Share Data

Investment income                                             $0.01

Expenses                                                       0.00
                                                           ------------

Net investment income                                          0.01

Dividends from net investment income                              -

Net realized and unrealized gain on securities                    -

Capital share transactions                                     1.00

Distributions from net realized gain on securities                -
                                                           ------------

Net increase in net asset value                                1.01

Net asset value at beginning of period                            -
                                                           ------------

Net asset value at end of period                           $   1.01
                                                           ------------

Ratios

Expenses to average net assets %                               0.30

Net investment income to average net assets %                  1.50

Portfolio turnover ratio                                          -

Number of shares outstanding at end of period               224,597
                                                         ------------








                                        32-I

                       ARTICLES OF INCORPORATION
                                   OF
                         ENSIGN INVESTORS, INC.


ARTICLE I

      The name of the Corporation is ENSIGN INVESTORS, INC. (hereinafter called the "Corporation").

                               ARTICLE II

      The period of duration of the Corporation is perpetual.

                              ARTICLE III

      The nature of the business and the objects and purposes to be transacted, promoted or carried on are to engage in the business of an incorporated investment company of the management type, investing and reinvesting its assets in accordance with the provisions of these articles of incorporation. The general nature of its business shall be to buy, hold, sell, exchange, pledge, and otherwise deal in notes, stock, bonds, options, or other securities of whatsoever nature; to do any and all acts and things necessary or incidental thereto to the extent permitted business corporations under the provisions of the laws of the State of Utah as from time to time amended; to borrow money or otherwise obtain credit and to secure the same by mortgaging, pledging, or otherwise subjecting as security the assets of the Corporation; and to sell, hold, purchase, and reissue the shares of its own capital stock.

                               ARTICLE IV

      a. The Corporation is authorized to issue a total of five hundred million (500,000,000) shares of Common Stock, with par value of $0.10 per share. All shares have equal voting right; each share is entitled to one vote per share (with proportionate voting for fractional shares). There shall be no restrictions imposed upon the transfer of shares.

  b. All consideration received by the Corporation for the issue or sale of shares, together with all assets in which such consideration is invested or reinvested, all income, earnings, profits, and proceeds thereof, including any proceed derived from the sale, exchange or liquidation of such assets, and any funds or payments derived from any reinvestment of such proceed in whatever form the same may be, shall irrevocably belong to the fund for all purposes, subject only to the rights of creditors and except as may otherwise be required by applicable tax laws, and shall be so recorded upon the books of account of the Corporation.

      c. Each share of the Corporation has equal dividend, distribution, liquidation, and voting rights with every other share of the Corporation. Each issued and outstanding share is entitled to one vote and to participate equally in dividends and distributions declared by the Corporation and in net assets upon liquidation or dissolution remaining after satisfaction of outstanding liabilities.

      d. The Board of Directors is authorized to establish new Series of stock in addition to those already existing without the approval of the shareholders of the Corporation by executing a resolution setting forth such establishment and designation and the relative rights and preference of such Series. At any time that there are no shares outstanding of any particular Series previously established and designed, the Board of Directors may by a resolution executed by a majority of their number abolish that Series and the establishment and designation thereof.

      e. The Board of directors may from time to time issue and sell or provide for the issuance and sale of the authorized but unissued shares of the Corporation. All shares of the Corporation sold shall be sold for cash, except as otherwise provided in this Article, which shall in each case be paid prior to the delivery of any certificate of the Corporation for such shares.

      f. The Corporation may issue and sell fractions of shares having pro rata all the rights of full shares, including, without limitation, the right to vote and receive dividends; and wherever the words "share" or "shares" are used in these articles or in the bylaws they shall be deemed to include fractions of shares where the context does not clearly indicate that only full shares are intended.

      g. The shareholders have no preemptive right to acquire additional shares of the Corporation. No shares need be offered to existing shareholders before being offered to others. No shares shall be sold by the Corporation during any period when the determination of net asset value is suspended.

      h. In connection with the acquisition of all or substantially all the assets of another entity, the Board of Directors may issue or cause to be issued shares of the Corporation and accept in payment thereof in lieu of cash such assets of such entity at market value, provided such assets are of the character in which the Board of Directors are authorized to invest the funds of the Corporation.

     Any shareholder of record in the Corporation desiring to dispose of his/her shares may deposit his/her certificate or certificates for such shares with the Corporation or its agent, duly endorsed or accompanied by a proper instrument of transfer, with a request that the Corporation redeem the shares represented thereby. Upon any such deposit being made, the Corporation shall be required to redeem said shares but only at the net asset value of such shares next determined following their deposit. Payment for such shares shall be made by the Corporation within seven (7) days after the date upon which the shares are deposited. Whenever the Board of directors, by declaration or resolution, has suspended the determination of net asset value pursuant to the provisions of these articles of incorporation, the right of any shareholder to require the Corporation to redeem his shares shall be likewise suspended. At any time such suspension is in effect any shareholder may withdraw his certificate or certificates from deposit or may leave the same on deposit, in which case the redemption price shall be the net asset value next determined after the suspension is terminated. The Corporation may by agreement with any shareholder purchase shares of the Corporation at a price not exceeding the net asset value in effect at the time when such purchase or contract to purchase is made or the net asset value next to be determined. Any shares of its stock purchased or redeemed by the corporation pursuant to the provisions of this Article shall be deemed retired and shall thereafter have the status of authorized but unissued stock.

      j. The holders of 25% of the shares of common stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall be requisite and shall constitute a quorum at all meetings of the shareholders for the transaction of business, except as otherwise provided by statute. If such quorum shall not be present or represented at any meeting of the shareholders, the shareholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time (provided no adjournment shall be for more than three (3) months) without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted that might have been transacted at the meeting as originally notified.

                               ARTICLE V

      The Corporation shall not commence business until consideration of the value of at least $1,000.00 has been received for the issuance of shares.

                               ARTICLE VI

      The majority of the directors may adopt Bylaws for the Corporation which are consistent with these Articles and the laws of the State of Utah, and such Bylaws may be altered, amended or repealed, in whole or in part, to the extent that such Bylaws do not reserve that right to the shareholders, and new Bylaws may be adopted, by the Board of Directors, at any regular or special meeting of the Board of Directors.

                              ARTICLE VII

      a. The net asset value of each share of the Corporation outstanding shall be determined in accordance with the Corporation's current prospectus.

     The Board of Directors may suspend the determination of net asset value for all or any part of any period during which the New York Stock Exchange is normally closed, or during which trading on the New York Stock Exchange or in the markets normally utilized by The Corporation is restricted by governmental order, or during which an emergency exists such as would make disposal by the Corporation of securities owned by the Corporation unreasonable or impracticable, or would make determination of the net asset value of the assets of the Corporation impracticable. The determination of whether trading on the New York Stock Exchange or in the markets normally utilized by the Corporation is restricted or whether such an emergency, as herein provided, exists shall be by applicable rules and regulations of the Securities and Exchange Commission or other governmental authority. The suspension shall become effective at such time as the Board of Directors shall specify in their declaration or resolution, but not later than the close of business on the next succeeding business day following the declaration or resolution. After such suspension becomes effective, there shall be no determination of net asset value until the Board of Directors shall declare the suspension terminated. The suspension shall terminate in any event on the first day on which the New York Stock Exchange is open, the restricted trading on the New York Stock Exchange or in the markets utilized by the Corporation has ended, or the emergency shall have expired in accordance with the official ruling of the Securities and Exchange Commission or other governmental authority or, in the absence of such ruling, upon the determination of the Board of Directors.

      c. The Board of Directors may delegate any of its powers and duties under this article with respect to appraisal of assets and liabilities and determination of net asset value or with respect to suspension of the determination of net asset value to an officer or officers or agent or agents of the Corporation designated from time to time by the Board of Directors.

                              ARTICLE VIII

      a. The corporation may employ a custodian, which meets the qualifications for custodians contained in the Investment Company Act of 1940, pursuant to such terms and conditions as the Board of Directors may direct and as contained in the bylaws.

      b. The Corporation may also employ such custodian as its agent to keep the books and accounts of the Corporation, and to furnish clerical and accounting services. The compensation to be paid to the custodian for such services as it may render to the Corporation shall be in such amount as may be agreed upon by the Corporation and the custodian. When so directed by the Board of Directors, the custodian shall deliver and pay over all property of the Corporation held by it as specified in such direction.

      c. The Board of Directors in its discretion may employ a transfer agent, registrar, or dividend disbursing agent for the Corporation under such terms and conditions as the board shall deem advisable.

                               ARTICLE IX

      a. The Board of Directors may in its discretion from time to time enter into a contract or contracts with anyone or more parties as an underwriter, providing for the sale of the shares of this Corporation. Such contract or contracts may also provide for the repurchase of shares of this Corporation by such underwriter as agent of the Corporation. The Board of Directors may in its discretion enter into a plan of distribution pursuant to Rule 12b-1 of the Investment Company Act of 1940, as amended.

      b. The Board of Directors may in its discretion from time to time enter into an investment advisory or management contract with any other person, firm, or corporation, hereinafter called the "investment adviser" to furnish advice to the Corporation with respect to the desirability of investing in, or purchasing or selling securities, or other property; or to determine what securities or other property shall be purchased or sold by the Corporation; or to furnish the Board of Directors such management, investment advisory, statistical and research facilities, and such other services and facilities, if any, as the Board of Directors may deem desirable upon such terms and conditions as the Board of Directors may determine. The compensation to be paid under the terms of such contract or contracts shall be subject to the limitations contained in
Article X of these Articles of Incorporation.

      c. The Board of Directors, subject to the provisions of this article, may in its discretion enter into any contract with any person, firm, or corporation irrespective of whether or not one or more of the directors or officers of this Corporation may also be an officer, director, shareholder or member of such other person, firm, or corporation, and such contract shall not be invalidated or rendered voidable by reason of any such relationship. No person holding such relationship shall be liable because of such relationship for any loss or expense to the Corporation under or by reason of such contract, or accountable for any profit realized directly or indirectly therefrom, provided that such contract when executed was reasonable and fair, consistent with the provisions of these articles of incorporation, and approved by a majority of the Board of Directors of this Corporation who are not so related, or by the vote of a majority of the outstanding share of this Corporation.

      d. Any contract entered into pursuant to the terms of this article shall be consistent with and subject to the requirements of the Investment Company Act of 1940, including any amendment thereto or other applicable act of Congress hereafter enacted, with respect to its duration, termination, authorization, approval, assignment, amendment, or renewal.

                                     ARTICLE X

      a. Subject to the limitations contained in this article, the directors shall be entitled to reasonable remuneration from the Corporation for their services as directors in such amount as may from time to time be fixed by vote of the Board of Directors.

     The Corporation may incur such expenses as are necessary to perform its functions and such expenses may include but are not limited to the following: compensation to be paid to any other party to an investment advisory contract with the Corporation entered into pursuant to Article IX; the compensation to be paid to the officers, consultants, and employees of the Corporation; office hire; ordinary office expenses; investment advisory, statistical and research facilities; directors' fees; legal and accounting expenses; taxes and governmental fees; federal and state registration and qualification fees; cost of stock certificates; cost of reports and notices to shareholders; association dues; brokers' commissions; transaction costs; fees and expenses of any custodian; expenses of computing the net asset value; and fees and expenses of any transfer agent, registrar, and dividend disbursing agent. During any period in which the determination of net asset value is suspended, as provided in these Articles of Incorporation, the net asset value as last determined and effective shall for the purposes of this article be deemed to be the net asset value as of the close of business on each business day until a new net asset value is again determined and made effective as provided herein.

            c. The provisions of this article shall not preclude the payment of reasonable fees for legal or accounting services to any firm of which a director or officer of the Corporation may be a member, nor of customary brokerage charges in connection with the purchase or sale of securities to any firm in the brokerage business of which a director or officer of the Corporation may be a member, officer or director; and no part of any such fee, charge, or compensation shall be deemed compensation to such officer or director within the purview of this article. No compensation, commission, fee, or profit which may be received by the other party to a contract entered into pursuant to Article IX shall be deemed compensation to any officer or director of the Corporation simply because such officer or director is also an officer, director, shareholder, or member of such other party.

                                     ARTICLE XI

            a. The Board of Directors may from time to time declare and pay dividends with the amount, source, and payment thereof to be within their discretion and calculated on the basis of generally accepted accounting principles.

            b. The Board of Directors may also declare dividends out of accumulated and undistributed net realized capital gains.

            c. The Board of  Directors  has the  power,  in its  discretion,  to distribute for any year as ordinary dividends and as capital gains distributions, respectively, amounts sufficient to enable the Corporation as a regulated investment company to avoid any liability for federal income tax in respect to that year. The Board of Directors may at any time declare and distribute pro rata among the shareholders a stock dividend out of authorized but unissued shares of the Corporation. All dividends declared except as provided above, shall be deemed liquidating dividends and the shareholders shall be advised accordingly. In the case of a dividend payable in shares of stock or cash at the election of a shareholder, the Board of Directors may prescribe whether a shareholder failing to express his election before a given time shall be deemed to have elected to take shares rather than cash, or to take cash rather than shares, or to take shares with cash adjustment of fractions.

                                    ARTICLE XII

     The  Board  of  Director  shall  submit  to  the   shareholders   at  least
semiannually a written financial report of the transactions of the Corporation, including financial statements.



The financial statements in such reports shall be certified to at least annually by independent public accountants.

      b. In the event holders of two-thirds of the outstanding shares of the Corporation shall vote at any time to wind up and liquidate the Corporation, no further shares of the Corporation shall be issued, sold, or purchased by the Corporation and the directors shall immediately proceed to wind up the Corporation's affairs, liquidate the assets, pay all liabilities and expenses of the Corporation and distribute the remaining assets, if any, among the shareholders of the Corporation in proportion to their holding of shares. The Board of Directors shall also do any other acts necessary to secure and complete the dissolution of the Corporation.

      c. When the dissolution and liquidation of the Corporation has been directed by vote of the shareholders, the directors then holding office shall continue in office until the liquidation and dissolution of the Corporation has been completed. During the period of liquidation and until final distribution to the shareholders has been made, the compensation of the directors and all other parties shall be determined on the same basis as if the computation of the net asset value of the shares had been suspended, as provided in these articles of incorporation.

                                    ARTICLE XIII

      No director of the Corporation shall have any personal liability to the Corporation or its shareholders for monetary damages, for any breach of fiduciary duty, except to the extent the elimination of personal liability of a director is restricted by the provisions of 16-10-49.1, Utah Code (1953, as amended) and by the provisions of Section 17(h) of the Investment Company Act of 1940. Section 17(h) prohibits the inclusion of any provision to protect any director or officer of an investment company against liability to the company or its security holders to which such director would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his/her office.

                                    ARTICLE XIV

      The address of the initial registered office of the Corporation in this State is 9921 South Treasure Circle, South Jordan, Utah 84095. The initial registered agent and incorporator of the Corporation at such address is Stanley
M. Wells.

                                     ARTICLE XV

      The number of directors constituting the initial board of Directors is three (3). The number of directors may be increased or decreased by amendment of the Bylaws, but the number of director shall not be less than three. Cumulative voting shall not be permitted. The names and addresses of the persons who will serve as directors until the first annual meeting of the shareholders or until their successors are duly elected and qualified are as follows:



      Stanley M. Wells                    9921 So. Treasure Circle
                                          South Jordan, Utah 84095

      Rebecca S. Wells                    9921 So. Treasure Circle
                                          South Jordan, Utah 84095

      Jerry J. Ohrn                       10185 So. Springcrest Lane
                                          South Jordan, Utah 84095



                                    ARTICLE XVI

      a. The Corporation reserves the right to amend, alter, change or repeal any provision contained in these Articles of Incorporation, in the manner now or hereafter prescribed by the Utah Revised Business Corporation Act upon the affirmative vote of a majority of the outstanding shares of the Corporation; and all rights conferred upon shareholders herein are granted subject to this reservation.

      b. The majority of the directors may adopt Bylaws for the corporation which are consistent with these Articles and the laws of the State of Utah and such Bylaws may be altered, amended, or repealed, in whole or in part, and new Bylaws may be adopted, by the Board of Directors at any regular or special meeting of the Board of Directors.

These Articles are accepted as such,

Dated this 28 day of August 1996.



/s/ Stanley M. Wells

STATE OF UTAH                       )
                                    :ss
COUNTY OF SALT LAKE                 )


      I Lynne Clevenger Notary Public hereby certify that on the 26th day of August 1996, personally appeared before me Stanley M. Wells, who being by me first duly sworn, declared that he is the person who signed the foregoing document as incorporator, and that the statements therein contained are true.

      IN WITNESS WHEREOF, I have hereunto set my hand and seal this 26th day of August 1996.


                                          /s/ Lynn Clevenger
                                          Notary Public Residing in
                                          West Jordan, Utah


My commission expires:
    10-8-96

                                    ATTACHMENT B

                                      BY-LAWS

                                         OF
                               ENSIGN INVESTORS, INC.


                                     ARTICLE I

                                       OFFICE


Principal Office

The principal office of the Corporation shall be in Salt Lake County, State of Utah. Offices may also be maintained and meetings of stockholders and directors may be held at such other place or places as may be designated from time to time by the Board of Directors.

                                     ARTICLE II

                                STOCKHOLDERS MEETING

SECTION 1.  ANNUAL MEETING

The annual meeting of the shareholders and all meetings of the shareholders for the election of directors shall be held at such place within, or without, the State of Utah as may be determined by the Board of Directors and as shall be designated in the notice of said meeting. Special meetings of the shareholders may be held at such time and place as shall be stated in the notice of the meeting. The annual meeting of the shareholders shall be held at such time and on such day within the month of May as may be determined by the Board of Directors and as shall be designated in the notice of said meeting. At such meeting the shareholders shall elect a Board of Directors and transact such other business as may properly be brought before the meeting.

SECTION 2. SPECIAL MEETINGS

Special meetings of the shareholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the president at any time and shall be called by the president at the request of a majority of the Board of Directors, or at the request in writing of one or more shareholders who collectively hold at least twenty-five percent (25%) of the common stock of the Corporation issued and outstanding and entitled to vote. Such request shall state the purpose or purposes of the meeting. Business transacted at all special meetings shall be confined to the objects stated in the call.

SECTION 3.  NOTICE OF MEETING

Written notice of every meeting of the shareholders, stating the time, place, and purpose or purposes for which the meeting is called, shall be given by the secretary to each shareholder entitled to vote thereat and to any shareholder entitled by law to such notice. Such notice shall be given to each shareholder by mailing the same, postage prepaid, to the address of the shareholder as it appears on the books of the Corporation not less than ten (10) days nor more than fifty (50) days before the time fixed for such meeting.

SECTION 4. QUORUM

The holders of a majority of the shares of common stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, shall be requisite and shall constitute a quorum at all meetings of the shareholders for the transaction of business, except as otherwise provided by statute. If such quorum shall not be present or represented at any meeting of the shareholders, the shareholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time (provided no adjournment shall be for more than three (3) months) without notice other than announcement at the meeting, until a quorum shall be present or represented. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified.

SECTION 5.  RECORD DATE FOR VOTING

At any meeting of the shareholders only such persons shall be entitled to vote in person or by proxy as appear as shareholders upon the transfer books of the company at the time of such meeting unless the Board of Directors shall, by resolution, fix a date not more than ninety (90) days in advance of the date of the shareholders meeting as the record date for the meeting in which case only those so appearing as shareholders on the date so fixed shall be entitled to vote. Additionally, the Board may similarly fix a record date for determination of shareholders entitled to receive a dividend or for a determination of shareholders for any other purpose.

SECTION 6.  RIGHT TO VOTE

When a quorum is present at any meeting, the vote of the holders of a majority of the shares having the right to vote thereat, present in person, or represented by proxy, shall determine any question brought before such meeting, unless the question is one upon which by express provision of the applicable statutes, articles of incorporation or these by-laws, a different vote is required in which case such express provision shall control.

At any meeting of the shareholders, every shareholder having the right to vote shall be entitled to vote in person or by proxy appointed by an instrument in writing subscribed by such shareholder and bearing a date not more than eleven
(11) months prior to said meeting, which instrument shall be filed with the secretary of the meeting before being voted. Each shareholder shall have one vote or fraction thereof for each share or fraction thereof held.

SECTION 7.  VOTING OF SHARES BY CERTAIN HOLDERS

Shares standing in the name of another company or corporation may be voted by such officer, agent or proxy as the by-laws of such company or corporation may prescribe, or, in the absence of such provision, as the Board of Directors of such company or corporation may determine.

Shares held by an administrator, personal representative, guardian, or conservator may be voted by him, either in person or by proxy, but no trustee shall be entitled to vote shares held by him without a transfer of such shares into his name.

Shares standing in the name of a receiver may be voted by such receiver, and shares held by or under the control of a receiver may be voted by such receiver without the transfer thereof into his name, if authority so to do be contained in an appropriate order of the court by which such receiver was appointed.

Shares of its own stock belonging to the Corporation shall not be voted, directly or indirectly, at any meeting and shall not be counted in determining the total number of outstanding shares entitled to vote.

                                    ARTICLE III

                                 BOARD OF DIRECTORS

SECTION 1.  GENERAL POWERS

The business and affairs of the Corporation shall be managed by its Board of Directors.

SECTION 2.  NUMBER AND TENURE

The number of directors comprising the full Board of Directors shall be not less than three (3) nor more than fifteen (15). The present board consists of three
(3) directors. Hereafter, within the limits specified herein, the shareholders shall determine the number of directors at the annual meeting and elect the number so fixed. The number of directors may be changed by the Board of Directors or at any special meeting of the shareholders, but not so as to shorten the term of any director then in office. Subject to death, resignation or removal, each director shall hold office until the next annual meeting and until his successor is elected and qualified. Directors need not be shareholders of the Corporation.

If the number of directors is increased by the Board of Directors, the resulting vacancies may be filled by a majority vote of the entire Board of Directors. If the office of any director or directors becomes vacant for any other reason, a majority of the remaining directors, though less than a quorum, may choose a successor or successors, who shall hold office for the unexpired term in respect to which such vacancy occurred or until the next election of directors, provided that, immediately after filling any such vacancy, at least two-thirds (2/3) of the directors then holding office shall have been elected to such office by the shareholders of the Corporation entitled to vote at any annual or special meeting of the shareholders; otherwise such vacancy shall be filled by vote of the shareholders at a special meeting called for such purpose.

SECTION 3.  MANNER OF ACTING

The property and business of the Corporation shall be managed by its Board of Directors which may exercise all such powers of the Corporation and do business such lawful acts and things as are not by statute, the articles of incorporation, or these by-laws prohibited or directed or required to be exercise or done by the shareholders.

At all meetings of the Board of Directors, a majority of the directors shall be necessary and sufficient to constitute a quorum for the transaction of business, and the act of the majority of the directors present at any meeting at which there is a quorum shall be the act of the Board of Directors, except as may be otherwise specifically provided by statute, by the articles of incorporation or by these by-laws. If a quorum shall not be present at any meeting of the Board of Directors, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present.

SECTION 4.  REGULAR MEETINGS AND MAINTENANCE OF BOOKS AND RECORDS

The Board of Directors may hold their meetings and keep the books of the Corporation at the office of the Corporation in the City of South Jordan, State of Utah, or at such other places as they may from time to time determine, and telephone meetings may be held. The original or duplicate stock ledger shall be kept at the office of the Corporation in the City of South Jordan, State of Utah, or at the office of any transfer agent which may be employed by the Corporation.

SECTION 5.  SPECIAL MEETINGS

     Special meetings of the Board of Directors may be held at any time when called by the president or two (2) or more directors. Not less than twenty-four (24) hours notice of any special meeting shall be given by the secretary or other officer calling such meeting to each director either in person, by telephone, by mail or by telegram. Such notice may be waived by any director either in person or in writing or by telegram. Such special meetings shall be held at such time and place, within or without the State of Utah, as the notice thereof or waiver shall specify. Unless otherwise specified in the notice thereof, any and all business may be transacted at any meeting of the board of directors.

SECTION 6.  RESIGNATION AND REMOVAL

Any director may resign at any time. The shareholders entitled to vote for the election of directors may remove a director with or without cause. However, no director may be removed when the vote cast against his removal would be insufficient to elect him if voted cumulatively at an election of directors at which the same number of votes were cast and the full board were then being elected.

SECTION 7.  COMPENSATION

By resolution of the Board of Directors, the directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or a stated salary as director. Directors who serve as directors or officers of the Corporation's investment adviser shall not receive compensation for their service as director or officer of the Corporation.

SECTION 8.  PRESUMPTION

A director of the Corporation who is present at a meeting of the Board of Directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting, or unless he shall file his written dissent to such action with the person acting as the Secretary of the meeting immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

SECTION 9.  COMMITTEES

The Board of Directors may elect from their own number, by resolution or resolutions passed by a majority of the whole board, an executive committee to consist of two (2) or more directors, which shall have the power to conduct the current and ordinary business of the Corporation while the Board of Directors is not in session. The Board of Directors may also in the same manner elect from their own number from time to time other committees, the number composing such committees and the powers conferred thereon to be determined from the resolution creating the same.

                                     ARTICLE IV

                                      NOTICES

Whenever,   under  the  provisions  of  applicable  statute,   the  articles  of
incorporation or these by-laws, notice is required to be given to any shareholder or director, it shall not be construed to mean personal notice unless the context otherwise provides. Such notice may be given in writing, by mail, by depositing the same in a post office or letter box, in a postpaid sealed wrapper, addressed to such shareholder or director at such address as appears on the books of the Corporation, and such notice shall be deemed to be given at the time when the same shall be thus mailed.

Whenever any notice is required to be given under the provision of applicable statute, the articles of incorporation, or by these by-laws, a waiver thereof in writing signed by the person or persons entitled to said notice, whether before or after the time stated therein, shall be equivalent thereto.

                                     ARTICLE V

                                      OFFICERS

SECTION 1.  GENERAL OFFICERS

The officers of the Corporation shall be chosen by the Board of Directors at the first meeting of each newly elected board. The Board of Directors may elect one of its own members as chairman of the board and shall elect a president, secretary, and treasurer. The Board of Directors may also choose additional vice presidents and one or more assistant secretaries and assistant treasurers. Two or more offices, when consistent, may be held by the same person, except that any person holding the office of president shall not hold the office of secretary. The president of the Corporation shall be a director. All other officers may be, but need not be, directors.

SECTION 2.  OTHER OFFICERS

The Board of Directors may appoint such other officers, agents and representatives of the Corporation as shall be deemed necessary, with such powers for such term and to perform such acts and duties on behalf of the Corporation as the Board of Directors may see fit to the extent authorized or permitted by law, the articles of incorporation, and these by-laws.

SECTION 3.  CHAIRMAN OF THE BOARD

The chairman of the board, if one shall be elected, shall preside at all meetings of the shareholders and Board of Directors and shall perform such other duties as the Board of Directors may from time to time prescribe.

SECTION 4.  PRESIDENT

The president shall be the chief executive officer of the Corporation and shall in the absence of the chairman preside at all meetings of the shareholders and Board of Directors. The president shall have power to sign all certificates for shares of stock. The president shall perform such other duties as the Board of Directors shall from time to time prescribe.

SECTION 5.  VICE PRESIDENTS

The vice presidents, in the order of their seniority or as designated by the Board of Directors, shall in the absence or disability of the president perform the duties and exercise the powers of the president and shall perform such other duties as the Board of Directors may from time to time prescribe.

SECTION 6.  SECRETARY

The secretary shall record all votes and proceedings of meeting of the shareholders and of the Board of Directors in the corporate records. He shall give, or cause to be given, notice of all meetings of the shareholders and meetings of the Board of Directors when notice thereof is required. The secretary shall have custody of the corporate seal of the Corporation and may affix the same to any instrument requiring the corporate seal and attest to the same with his signature. He shall have power to sign all certificates for shares of stock and shall perform such other duties as the Board of Directors may from time to time prescribe.

The assistant secretaries, in order of their seniority or as directed by the Board of Directors, shall in the absence or disability of the secretary perform the duties and exercise the powers of the secretary and shall perform such other duties as the Board of Directors may prescribe.

SECTION 7.  TREASURER

The treasurer shall deliver all funds and securities of the Corporation which may come into his hands to such bank or trust company as the Board of Directors may designate as custodian. He shall keep such records of the financial transactions of the Corporation as the Board of Directors shall prescribe. The treasurer shall have power to sign all certificates for shares of stock and shall perform such other duties as the Board of Directors may from time to time prescribe.

The assistant treasurers, in order of their seniority or as directed by the Board of Directors, shall in the absence or disability of the treasurer perform the duties and exercise the powers of the treasurer and shall perform such other duties as the Board of Directors may prescribe.

SECTION 8.  TERM OF OFFICE

The officers of the Corporation shall hold office until their successors are chosen and qualified. Any officer elected or appointed by the Board of Directors may be removed at any time by the affirmative vote of a majority of the whole Board of Directors. If the office of any officer shall become vacant for any reason, the vacancy shall be filled by the Board of Directors.


                                     ARTICLE VI

                                 STOCK CERTIFICATES

SECTION 1.  CERTIFICATES

The Board of Directors, in lieu of issuing stock certificates, may elect to maintain records of all shareholders at the corporate headquarters and notify each shareholder of the number of shares held at the time the shareholder invests or redeems shares of the company, or in the event there has been no activity in a shareholder account, notice of the number of shares held will be given quarterly.

Should the Board of Directors elect to issue certificates, the certificates of stock of the Corporation shall be in the form prescribed by the Board of Directors and shall be signed by the president or a vice president and the secretary treasurer or an assistant secretary or an assistant treasurer. The Board of Directors may require all certificates for shares of stock to be signed
(1) by a transfer agent or an assistant transfer agent or (2) by a transfer clerk acting on behalf of the Corporation. The signature of any officer of the Corporation and the seal of the Corporation thereon may be facsimiles. All certificates for shares shall be consecutively numbered, or otherwise identified. The name and address of the person to whom the shares represented thereby are issued, with the number of shares and date of issue, shall be entered on the stock ledger books of the Corporation.

In case any officer who has signed or whose facsimile signature has been used on a certificate cease to be an officer before the certificate has been delivered, such certificate may, nevertheless, be adopted and issued and delivered by the Corporation as though such officer had not ceased to hold such office. In the event any officer of the Corporation authorized to sign certificates for shares of stock of the Corporation shall die or cease to hold office, otherwise valid certificates bearing the signature, either real or facsimile, of such officer will remain valid and may be issued.

SECTION 2.  TRANSFER OF SHARES

     Transfer of shares shall be made only upon the transfer books of the Corporation. Before a new certificate is issued the old certificate shall be surrendered for cancellation. Such transfers shall be made only by the holder of record thereon, or by his legal representative, who shall furnish proper evidence of authority to transfer, or by his attorney thereunto authorized by power of attorney duly executed and filed with the Secretary of the Corporation.

The Board of Directors may direct a new certificate or certificates to be issued in place of any certificate or certificates theretofore issued by the Corporation which are alleged to have been lost, mutilated, or destroyed upon such terms and upon such conditions as may be prescribed by the Board of Directors.



                                    ARTICLE VII

                         INVESTMENT AND OTHER RESTRICTIONS

The Corporation may not:

1. Purchase, with respect to 75 percent of its total assets, securities of an issuer (other than obligations of, or guaranteed by, the United States government, its agencies or instrumentalities) if, as a result, more than 5 percent of the value of the Fund's assets would be invested in the securities of that issuer.

2. Purchase more than 10 percent of any class of securities of any issuer. All debt securities and all preferred stocks are each considered as one class.

3. Invest any of the Fund's assets in securities of issuers which with their predecessors have a record of less than three years continuous operation, and securities of issuers which are not readily marketable.

4. Make loans to others (except through the purchase of debt obligations in accordance with its investment objectives and policies.

5. Borrow money except as a temporary measure for extraordinary or emergency purposes and then only in an amount up to 5 percent of the value of its total assets, in order to meet redemption requests.

6. Make short sales of securities, purchase any security on margin, or write put or call options.

7. Concentrate more than 25 percent of the value of its assets in any one industry.

8. Purchase or retain the securities of any issuer if any of the officers or directors of the Fund or its Investment Adviser own beneficially more than 1/2 of one percent of the securities of such issuer and together own more than 5 percent of the securities of such issuer.

9. Invest for the purpose of exercising control or management of another issuer.

10. Invest in commodities or commodity futures contracts or in real estate mortgage loans, although it may invest up to 5 percent in securities which are secured by real estate and securities of issuers which invest or deal in real estate.

11.  Invest  in  interests  in  oil,  gas,  or  other  mineral   exploration  or
     development programs, although it may invest in the securities of issuers which invest in or sponsor such programs.

12. Purchase securities of other open-end investment companies, except by purchases in the open market involving only customary brokers' commissions and no sales charges or in connection with a merger, consolidation, reorganization, or acquisition of assets. Closed-end investment company securities will not be purchased except those purchased in the open market and only those with no commission or profit other than those with regular brokerage commissions, subject to Section 12 of the Investment Company Act of 1940.

13. Underwrite securities issued by others except to the extent the Fund may be deemed to be an underwriter, under the federal securities laws, in connection with the disposition of portfolio securities.

14.  Issue senior securities as defined in the Investment Company Act of 1940.

15. Invest any of the Fund's assets in securities restricted as to disposition under federal securities laws.

If a percentage restriction is adhered to at the time of investment, a later increase or decrease in percentage beyond the specified limit resulting from a change in values of net assets will not be considered a violation except the investment restriction on borrowing money.

The Investment Company Act imposes certain additional restrictions upon acquisition by the Corporation of securities issued by insurance companies, brokers, dealers, underwriters, or investment advisers, and upon transactions with affiliated persons as therein defined. It also defines and forbids the creation of cross and circular ownership.

                                    ARTICLE VIII

                                     CUSTODIAN

The Corporation shall employ a custodian which shall be a bank or trust company having an aggregate capital, surplus and undivided profits of at least $2,000,000, pursuant to a contract with the Corporation which shall contain in substance the following provisions:

a.   The  Corporation   will  cause  all  securities  and  funds  owned  by  the
     Corporation to be delivered or paid to the custodian.

b. The custodian will receive and receipt for any monies due to the Corporation and deposit the same in an account in its own banking department or in such other banking institution, if any, as the Board of Directors may direct. The custodian shall have the sole power to draw upon any such account.

c. The custodian shall release and deliver securities owned by the Corporation in the following cases only:

  1. Upon the sale of such securities for the account of the Corporation and the receipt of payment therefor;

  2. To the issuer thereof or its agent when such securities are called, redeemed, retired or otherwise become payable, provided that in any such case the cash proceeds thereof shall be delivered to the custodian;

  3. To the issuer thereof or its agent for transfer into the name of the Corporation or the custodian, or a nominee of either, or for exchange for a different number of bonds or certificates representing the same number of shares or aggregate face amount, provided that in any such case the new securities replacing such securities are delivered to the custodian;

  4. To the broker selling the same for examination in accordance with the "street delivery" custom;

  5. For exchange or conversion pursuant to any plan of merger consolidation, reorganization, recapitalization, or readjustment of the securities of the issuer of such  securities,
      or  pursuant  to  provisions  for   conversion   contained  in  such
      securities, provided that in any such case the new securities and cash, if any, are delivered to the custodian;

  6. In the case of warrants, rights or similar options, the surrender thereof shall be only for the exercise of such warrants, rights, or other options on behalf of the Corporation upon interim receipts or temporary securities for definitive securities;

  7. For any other proper purpose.


d. The custodian shall pay out moneys of the Corporation only upon the purchase of securities for the account of the Corporation and the delivery in due course of such securities to the custodian, or in connection with the conversion, exchange, or surrender of securities owned by the Corporation as set forth herein, or for the repurchase of shares issued by the Corporation, or for the making of any disbursements authorized by the Board of Directors pursuant to the articles of incorporation and the by-laws, or for the payment of any expenses or liabilities incurred by the Corporation.

e. The custodian shall make deliveries of securities and payments of cash only upon written instructions signed by such officer or officers or other agent or agents of the Corporation, including the investment adviser, as may be authorized to sign such instructions by resolution of the Board of Directors. The Directors may, from time to time, authorize different persons to sign instructions for different purposes.

The contract between the Corporation and the custodian may contain any other provisions not inconsistent with the articles of incorporation or with these by-laws, which the Board of Directors may approve.

Such contract shall be terminable by either party upon written notice to the other; provided that upon termination of the contract or inability of the custodian to continue to serve, the custodian, upon written notice of the appointment of another bank or trust company as successor custodian, shall deliver and pay over to such successor custodian all securities and moneys held by it for the account of the Corporation. In such case, the Board of Directors shall promptly appoint a successor custodian, but in the event no successor custodian can be found having the required qualifications and willing to serve, it shall be the duty of the Board of Directors to call as promptly as possible a special meeting of the shareholders to determine whether the Corporation shall function without a custodian or shall be liquidated. If so directed by vote of the holder of a majority of the outstanding shares of the Corporation, as shown by proper certified resolution, the custodian shall deliver and pay over all property of the Corporation held by it as specified in such vote.

                                     ARTICLE IX

                                 INVESTMENT ADVISER

The Board of Directors, with the approval of the shareholders and consistent with the articles of incorporation, may enter into a contract with any person, firm or corporation to act as investment adviser for the Corporation and to perform such duties and render such other services as shall be deemed necessary. Any such contract shall provide that it may be terminated at any time by the Corporation without penalty and upon not more than sixty (60) days written notice and shall be automatically terminated in the event of its assignment. Any such contract shall continue in effect only if approved in accordance with the provisions of the Federal Investment Company Act of 1940, or any successor statute as amended from time to time. Such contract may contain any other provision not inconsistent with the articles of incorporation and these by-laws.

If expenses borne by the Fund in any fiscal year (including the Adviser's fee, but excluding interest, taxes, fees incurred in acquiring and disposing of portfolio securities and, to the extend permitted, extraordinary expenses), exceed 1.5% of average daily net assets up to $50,000,000, and 1.0% of average daily net assets over $50,000,000, the Adviser will reduce its fee or reimburse the fund for any excess.


                                     ARTICLE X

                        TRANSACTIONS BY OFFICERS AND OTHERS

SECTION 1.  INVESTMENTS

No director or officer of the Corporation and, insofar as the Corporation can enforce this prohibition, neither the investment adviser nor any member, officer, director, trustee, or shareholder of such investment adviser shall take a long or short position in the securities issued by the Corporation provided; however, that any director or officer of this Corporation, or of the investment adviser may purchase from this Corporation at any time, or from time to time, share issued by the Corporation at the price available to the public at the moment of such purchase or to the extent that such person is a shareholder, at the price available to shareholders generally at the moment of such purchase or at a price determined as set forth in the Corporation's current prospectus, no such purchase to be in contravention of any applicable state or federal requirement.

SECTION 2.  USE OF CORPORATE ASSETS

The Corporation shall not lend any of its assets to the investment adviser or to any officer or director of the investment adviser or of this Corporation and shall not permit any officer or director, or any officer or director of the investment adviser, to deal for or on behalf of the Corporation with himself as principal or agent, or with any partnership, association or corporation in which he has a financial interest; provided that the foregoing provisions shall not prevent (a) officers and directors of the Corporation from buying, holding, or selling shares in the Corporation, or form being partners, officers, or directors of or otherwise financially interested in the investment adviser; (b) employment of legal counsel, registrar, transfer agent, dividend disbursing agent or custodian which is, or has a partner, shareholder, officer of director who is, an officer or director of the Corporation, if only customary fees are charged for services to the Corporation; or (c) purchases or sales of securities or other property of such transaction is permitted by or is exempt or exempted under applicable provisions of the Federal Investment Act of 1940.

SECTION 3.  SALE AND PURCHASE OF SHARES

Any officer, director or agent of the Corporation may acquire, own, or dispose of shares of the Corporation to the same extent as if he were not such officer, director, or agent. The Board of Directors may issue and sell or cause to be issued and sold, or buy or cause to be bought shares in the Corporation to or from any person or company of which such person is an officer, director, or shareholder, subject only to applicable law, limitations contained in the articles of incorporation, and the limitations and restrictions contained in the by-laws.



                                     ARTICLE XI

                                      AUDITOR

An auditor shall be selected annually in accordance with the Investment Company Act of 1940, or any successor statute.

                                    ARTICLE XII

                                    FISCAL YEAR

The fiscal year of the Corporation shall end on December 31st of each year.


                                    ARTICLE XIII

                                        SEAL

The Corporate seal shall, subject to alteration by the Board of Directors, consist of a flat-faced circular die upon which shall be engraved or cut the name of the Corporation and the year of its incorporation and the words "Corporate Seal."


                                    ARTICLE XIV

                                  INDEMNIFICATION

1. The Corporation shall indemnify each director and officer to the full extent permitted by Part 9 of the Utah Revised Business Corporation Act, or any successor statute, and by the articles of incorporation, as amended from time to time.

2. The Board of Directors in its discretion may authorize or provide the above-described indemnification to an employee or agent.

3.   Any indemnification provided by this article:

  a) Continues as to a director, officer, employee, or agent who has ceased to be such and inures to the benefit of his heirs and personal representative; and

  b) Does not exclude any other right to which a person is or may be entitled by law, any agreement, vote of stockholders or disinterested directors, or otherwise as to;

            1)    Action in his official capacity; and
            2)    Action in another capacity while holding the office.

4. The indemnification provided by this article shall be made with respect to an action, suit or proceeding arising from an act or omission or alleged act or omission, whether occurring before or after the adoption of this article.

5. Nothing in this article protects or purports to protect or may be interpreted or construed to protect, any director or officer against any liability to the Corporation or its security holders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence, or reckless disregard of the duties involved in the conduct of his office.

6. Each section or portion thereof of this article shall be deemed severable from the remainder, and the invalidity of any such section or portion shall not affect the validity of the remainder of this article.

                                     ARTICLE XV

                                      OPINION

Prior to making any offer to sell or sale or any purchase or solicitation to sell or exchange, the Board of Directors shall consult with and obtain the opinion of legal counsel for the Corporation with reference to the legal propriety and validity of any such transaction, especially in reference to the applicability of the Securities Act of 1933, the Blue Sky Laws of any state where the Corporation's securities will be sold, and other laws regulating transactions involving securities.


                                    ARTICLE XVI

                                AMENDMENT OF BY-LAWS

Alterations, amendments, or repeals of the by-laws may be made by a majority of the stockholders entitled to vote at any meeting, if the notice of such meeting contains a statement of the proposed alteration, amendment or repeal, or by the Board of Directors by a majority vote of the whole Board of Directors at any regular meeting, provided the proposed alteration, amendment or repeal has been set out in the notice to each director in writing prior to said meeting. The Board of Directors shall not repeal any by-law especially adopted by the stockholders nor make any amendment thereof or of other by-laws in conflict therewith, but may amend any such by-law in any manner not inconsistent with its purpose and intent.


                                    ARTICLE XVII

                                  WAIVER OF NOTICE

Wherever notice of a meeting is required by law or by these by-laws to be given to any director, officer or stockholder, such requirement shall not be construed to be limited to personal notice; such notice may be given in writing by depositing the same in a post office or letter box, postage paid addressed to such director, officer or stockholder at his address as the same appears in the books of the Corporation. Delivery shall be deemed complete upon deposit in the mail.

A waiver of any such notice signed by a stockholder, director or officer, whether before or after the time of the meeting, shall be deemed equivalent to any meeting notice required to be given.


                                   ARTICLE XVIII

                               CONFLICTING PROVISIONS

In the event of any conflict between these by-laws and the provisions of the applicable laws of the State of Utah, as from time to time amended, or with any applicable regulation issued thereunder, such applicable law or regulation shall control. In the event of any conflict between these by-laws and the Articles of Incorporation of the Corporation, as from time to time amended, the provisions in the Articles shall control.


CERTIFICATE OF SECRETARY

I, the undersigned, do hereby certify:

The foregoing by-laws were duly and regularly adopted as the by-laws of the said Corporation by the Board of Directors of the Corporation in a meeting at which a quorum was present, which was duly called and held on March 6, 1997.

That I was duly elected or appointed to serve, and I did serve as Secretary of such meeting.

IN WITNESS WHEREOF, I have hereunto subscribed my name and affixed the seal of the said Corporation on March 6, 1997.



 /S/  Rebecca S. Wells
      Secretary

                                    ATTACHMENT C

                           ADVISORY AND SERVICE CONTRACT
                                      between
                               ENSIGN INVESTORS, INC.
                                        and
                          WELLS INVESTMENT SERVICES, INC.

      AGREEMENT entered into the 7th day of September 1996, by and between ENSIGN INVESTORS, INC. a Utah corporation (hereinafter referred to as "Fund") and WELLS INVESTMENT SERVICES, INC. a Utah corporation (hereinafter referred to as "Adviser").

      In consideration of the mutual covenants hereinafter contained, it is hereby agreed by and between the parties hereto as follows:

Section 1.

      The Fund hereby employs Adviser to act as the investment adviser for the Fund, to manage the investment and reinvestment of the assets of the Fund in accordance with the Fund's investment objective and policies and limitations, and to administer its affairs to the extent requested by and subject to the supervision of the Board of Directors of the Fund for the period and upon the terms herein set forth. The investment of funds shall be subject to all applicable restrictions of the Articles of Incorporation and Bylaws of the Fund as may from time to time be in force.

      The Adviser accepts such employment and agrees during such period to render such services; to furnish office facilities and equipment; to provide clerical, bookkeeping, and administrative services for the Fund; to provide shareholder and information services; to permit any of its officers or employees to serve without compensation as directors or officer of the Fund, if elected to such positions; and to assume the obligations herein set forth for the compensation herein provided. The Adviser shall for all purposes herein provided be deemed to be an independent contractor, and, unless otherwise expressly provided or authorized, shall have no authority to act for or represent the Fund in any way or otherwise be deemed an agent of the Fund. It is understood and agreed that the Adviser, by separate agreement with the Fund, may also act as underwriter for the Fund.

Section 2.

      For the services and facilities described in Section 1, the Fund will pay to the Adviser an investment management fee computed at the annual rate of 1.0% of the average daily net assets of the Fund up to $50,000,000, plus 0.75% of the next $450,000,000, and 0.5% of the excess over $500,000,000. The fee will be calculated daily and paid at the end of each month after services have been rendered.

      If expenses borne by the Fund in any fiscal year (including the Adviser's fee, but excluding interest, taxes, fees incurred in acquiring and disposing of portfolio securities and, to the extent permitted, extraordinary expenses), exceed 1.5% of average daily net assets up to $50,000,000, and 1.0% of average daily net assets over $50,000,000, the Adviser will reduce its fee or reimburse the fund for any excess. If for any month the expenses of the Fund properly chargeable to the income account shall exceed 1/12 of the percentage of daily net assets allowable as expenses the payment to the Adviser for that month shall be reduced, and, if necessary, the Adviser shall make a refund payment to the Fund so that the total net expense will not exceed such percentage. As of the end of the Fund's fiscal year; however, the foregoing computations and payments shall be readjusted so that the aggregate compensation payable to the Adviser for the year is equal to the percentage set forth herein of the average daily net assets throughout the fiscal year, diminished only to the extent necessary so that the total of said expense item shall not exceed the expense limitation. The aggregate of repayments, if any, by the Adviser to the fund for the year shall be the amount necessary to limit the said net expense to said percentage.

      The net asset value of the Fund shall be calculated as of the close of the New York Stock Exchange on each day the Exchange is open for trading or as of such other time or times as the directors of the Fund may determine in accordance with the provisions of the Investment Company Act of 1940. On each day when net asset value is not calculated, the net asset value of a share of common stock of the Fund shall be deemed to be the net asset value of such a share as of the close of business on the last day on which such calculation was made for the purpose of the foregoing computations.

      For the month and year in which this Agreement becomes effective or terminates, there shall be an appropriate proration on the basis of the number of days that the Agreement is in effect during the month and year, respectively. The services of the Adviser to the Fund under this Agreement are not to be deemed exclusive, and the Adviser shall be free to render similar services or other services to others so long as its services hereunder are not impaired thereby.

Section 3.

      In addition to the fee of the Adviser, the Fund shall assume and pay any expenses for services rendered by a custodian for the safekeeping of the fund's securities or other property, for keeping its books of account, for any other charges of the custodian and for calculating the net asset value of the Fund as provided in the Fund's Articles of Incorporation and current prospectus. The Adviser shall not be required to pay and the Fund shall assume and pay the charges and expenses of its operations, including compensation of the directors (other than those affiliated with the Adviser), charges and expenses of independent auditors, of legal counsel, of any transfer or dividend disbursing agent or any registrar of the Fund, costs of acquiring and disposing of portfolio securities, interest, if any, on obligations incurred by the Fund, costs of share certificates and of reports, membership dues in the Investment Company Institute or any similar organization, costs of reports and notices to shareholders, other like miscellaneous expenses and all taxes and fees payable to federal, state, or other governmental agencies on account of the registration of securities issued by the Fund, filing of corporate documents or otherwise. The Fund shall not pay or incur any obligation for any management or administrative expenses for which the Fund intends to seek reimbursement from the Adviser as herein provided without first obtaining the written approval of the Adviser. The Adviser shall arrange, if desired by the Fund, for officers or employees of the Adviser to serve, without compensation from the Fund, as directors, officers, or agents of the fund if duly elected or appointed to such positions and subject to their individual consent and to any limitations imposed by law.

Section 4.

      Subject to applicable statutes and regulations, it is understood that directors, officers, or agents of the Fund are or may be interested in the Adviser as officers, directors, agents, shareholders, or otherwise, and that the officers, directors, shareholders, and agents of the Adviser may be interested in the Fund otherwise than as a director, officer, or agent.

Section 5.

      The Adviser shall not be liable for any error of judgment or of law, or for any loss suffered by the Fund in connection with the matters to which this Agreement relates, except loss resulting from willful misfeasance, bad faith, or gross negligence on the part of the Adviser in the performance of its obligations and duties, or by reason of its reckless disregard of its obligations and duties under this Agreement.

Section 6.

      This Agreement shall become effective on the date hereof and shall remain in full force until 7 September 1998 , unless sooner terminated as hereinafter provided. This Agreement shall continue in force from year to year thereafter, but only as long as such continuance is specifically approved at least annually in the manner required by the Investment Company Act of 1940.

      This Agreement shall automatically terminate in the event of its assignment, and may be terminated at any time without the payment of any penalty by the Fund or by the Adviser on sixty (60) days written notice to the other party. The Fund may effect termination by action of the Board of Directors or by vote of a majority of the outstanding shares of common stock of the Fund, accompanied by appropriate notice.

      This Agreement may be terminated at any time, without the payment of any penalty, by the Board of Directors or by vote of a majority of the outstanding shares of common stock of the Fund in the event that it shall have been established by a court of competent jurisdiction that the Adviser or any officer or director of the Adviser has taken any action which results in a breach of the covenants of the Adviser set forth herein.

      Termination of this Agreement shall not affect the right of the Adviser to receive payments on any unpaid balance of the compensation described in Section 2 earned prior to such termination.

Section 7.

      If any provision of this Agreement shall be held or made invalid by a court decision, statute, rule, or otherwise, the remainder shall not be thereby affected.

Section 8.

      In the event of any action to enforce the provisions of this Agreement against a party hereto, the prevailing party shall be entitled to recover all costs and expenses incurred in connection therewith including, without limitation, attorneys fees and expenses.

Section 9.

      Any notice under this Agreement shall be in writing, addressed and delivered or mailed, postage prepaid, to the other party at such address as such other party may designate for the receipt of such notice.

      IN WITNESS WHEREOF, the Fund and the Adviser have caused this Agreement to be executed on the day and year first above written.


Ensign Investors, Inc.                    Attest:  /s/ Jerry J. Ohrn
A Corporation




By    /s/  Stanley M. Wells               /s/ Rebecca S. Wells
Its President                             Secretary


Wells Investment Services, Inc.           Attest:  /s/ Jerry J. Ohrn
A Corporation



By    /s/ Stanley M. Wells                /s/ Rebecca S. Wells       .
Its President                             Secretary

                                    ATTACHMENT D

                                CUSTODIAN AGREEMENT

                               ENSIGN INVESTORS, INC.

      THIS AGREEMENT, made December 27, 1996, by and between Ensign Investors, Inc. a corporation existing under the laws of the State of Utah, having its principal place of business at South Jordan, Utah (hereinafter referred to as the Fund), and Central Bank a banking corporation organized and existing under the laws of the State of Utah, having its principal place of business at Provo, Utah (hereinafter referred to as the Custodian),

                                W I T N E S S E T H:

      WHEREAS, the Fund wishes the Custodian to have custody of the Fund's portfolio securities and moneys pursuant to this Agreement; and

      WHEREAS, Custodian wishes to accept such appointment;

      NOW, THEREFORE, for and in consideration of the mutual promises herein contained, the parties hereto, intending to be legally bound, mutually covenant and agree as follows:

      1. Appointment of Custodian. The Fund hereby constitutes and appoints the Custodian as custodian of the securities and moneys of the Fund, excepting that it shall have no responsibility for the safekeeping of those securities and moneys held by a sub-custodian for the Fund, as provided for in Paragraph 3Q of this Agreement. The Custodian hereby accepts the appointment as such custodian and agrees to perform the duties thereof as hereinafter set forth.

     2. Delivery of Corporate Documents. The Fund has delivered or will deliver prior to the effective date of this Agreement, to the Custodian, copies of the following documents and all amendments or supplements thereto, properly certified or authenticated:

  A. Resolutions of the Board of Directors of the Fund appointing the Custodian as Custodian hereunder and approving the form of this Agreement; and

  B. Resolutions of the Board of Directors of the Fund designating certain persons to give instructions on behalf of the Fund to the Custodian and authorizing the Custodian to rely upon Proper Instructions.

  C. Resolutions of the Board of Directors of the Fund appointing the Custodian as disbursing agent, including dividends and capital gains, for the fund.

     3. Duties and Responsibilities of Custodian.

  A. Delivery of Assets. All the fund's securities and moneys will be delivered to the Custodian. The Fund will deliver or cause to be delivered to the Custodian on the effective date of this agreement, or as soon thereafter as practicable, and from time to time thereafter, certain portfolio securities and moneys then owned by it or from time to time coming into its possession during the time this Agreement shall continue in effect. The Custodian shall have no responsibility or liability whatsoever for or on account of securities or moneys not so delivered. All securities so delivered to the Custodian (other than bearer securities) shall be registered in the name of the Fund, or of a nominee of the Custodian, or shall be properly endorsed and in form for transfer satisfactory to the Custodian.

  B. Safekeeping. The Custodian will receive delivery and keep safely the assets of the Fund delivered to it from time to time. The Custodian will not deliver any such assets to any person except as permitted by the provisions of this Agreement. The Custodian is responsible for securities and moneys of the Fund until they have been transmitted to and received by a sub-custodian or other person as permitted by the provisions of this Agreement.

            The Custodian may be authorized to combine securities and moneys of the Fund, but only with securities and moneys of other investment companies managed by Wells Investment Services, Inc. and only for the purpose of delivering or transmitting such securities and moneys to the extent set forth in a supplemental agreement or amendment hereto.

            The Custodian shall be responsible only for the moneys and securities of the Fund held directly by it or its nominees under this Agreement, and shall not be liable or responsible for any moneys or securities held by any sub-custodian or other custodian for the Fund. The Custodian may participate directly or indirectly through a sub-custodian in the Depository Trust Company or Treasury/Federal Reserve book entry system (as such entity is defined at 17 CFR para. 270.17f-4(b)).

  C. Registration of Securities. The Custodian will hold stocks and other registerable portfolio securities of the Fund registered in the name of the Fund or in the name of any registered nominee of the Custodian for whose fidelity and liabilities the Custodian shall be fully responsible, or in street certificate form, so-called, with or without any indication of fiduciary capacity. Unless otherwise instructed, the custodian will register all such portfolio securities in the name of its authorized registered nominee.

  D. Purchases of Investments of the Fund. The Fund shall, on each business day on which a purchase of securities shall be made by it, deliver to the Custodian Proper Instructions (as defined in paragraph 4 hereof) which shall specify with respect to each such purchase:

                  (1)   The name of the issuer and description of the security;

                  (2) The number of shares or the principal amount purchased, and accrued interest if any;

                  (3)   The trade date;

                  (4)   The settlement date;

                  (5)   The   purchase   price   per  unit  and  the   brokerage
                        commission,   taxes  and  other   expenses   payable  in
                        connection with the purchase;

                  (6)   The total amount payable upon such purchase; and

                  (7) The name of the person from whom or the broker or dealer through whom the purchase was made.

            In accordance with such Proper Instructions, the Custodian shall pay for out of moneys held for the account of the Fund, but only insofar as moneys are available therein for such purpose, and receive the portfolio securities so purchased by or for the account of the Fund. Such payment shall be made only upon receipt by the Custodian of the securities so purchased in form for transfer satisfactory to the Custodian.

E. Exchange of Securities. Upon receipt of Proper Instructions, the Custodian will exchange, or cause to be exchanged, portfolio securities held by it for the account of the Fund for other securities or cash issued or paid in connection with any reorganization, recapitalization, merger, consolidation, split-up of shares, change of par value, conversion or otherwise, and will deposit any such securities in accordance with the terms of any reorganization or protective plan. Without instructions, the Custodian is authorized to exchange securities held by it in temporary form for securities in definitive form, to effect an exchange of shares when the par value of the stock is changed, and, upon receiving payment therefor, to surrender bonds or other securities held by it at maturity or when advised of earlier call for redemption, except that the Custodian shall receive Proper Instructions prior to surrendering any convertible security.

F. Sales and Deliveries of Investments of the Fund. The Fund shall, on each business day on which a sale of investment securities of the Fund shall have been made, deliver to the Custodian Proper Instructions specifying with respect to each such sale: (1) The name of the issuer and description of the securities;

  (2)The number of shares or principal amount sold, and accrued interest, if any;

  (3)The date when the securities sold were purchased by the Fund or other information identifying the securities sold and to be delivered;

 (4) The trade date;

 (5) The settlement date;

 (6)The sales price per unit and the brokerage commission, taxes, or other expenses payable in connection with such sale;

 (7)The total amount to be received by the Fund upon such sale; and

 (8)The name of the broker or dealer through whom or person to whom the sale was made.

            In accordance with such Proper Instructions, the Custodian will deliver or cause to be delivered the securities thus designated as sold for the account of the Fund to the broker or other person specified in the Proper Instructions relating to such sale, such delivery to be made only upon receipt of payment therefor in such form as shall be satisfactory to the Custodian, with the understanding that the Custodian may deliver or cause to be delivered securities for payment in accordance with the customs prevailing among dealers in securities.

      G.    Pledges or Loans of Portfolio Securities.

                  (1) Upon receipt of Proper Instructions, the Custodian will release or cause to be released securities held in custody to the Pledgee designated in such instructions by way of pledge or hypothecation to secure any loan incurred by the Fund; provided, however, that the securities shall be released only upon payment to the Custodian of the moneys borrowed, except that in cases where additional collateral is required to secure a borrowing already made, further securities may be released or caused to be released for that purpose upon receipt of Proper Instructions. Upon receipt of Proper Instruction, the Custodian will pay, but only from funds available for such purpose, any such loan upon redelivery to it of the securities pledged or hypothecated therefor and upon surrender of the note or notes evidencing such loan.

                  (2) Upon receipt of Proper Instructions, the Custodian will release securities held in custody to the Borrower designated in such instructions; provided; however, that the Borrower is a bank or securities broker-dealer, that the securities shall be released only upon deposit with the Custodian of full cash collateral as specified in such instructions, and that the Fund will retain the right to any dividends, interest, or distribution on such loaned securities. Upon receipt of Proper Instructions and the loaned securities, the Custodian will release the cash collateral to the Borrower.

  H. Routine Dealings in Portfolio Securities. The Custodian will in general attend to all routine and mechanical matters in connection with the sale, exchange, substitution, purchase, transfer, or other dealings with securities or other property of the Fund except as may be otherwise provided in this Agreement or directed from time to time by the Board of Directors of the Fund.

  I. Bank Account. The Custodian will open and maintain in its Trust Department an account or accounts in the name of the Custodian, subject only to draft or order by the Custodian upon receipt of Proper Instructions. All moneys received by the Custodian from or for the account of the Fund shall be deposited in said account or accounts. At least one demand deposit account shall have a minimum balance in collected funds of $1,000.00 or such amount as thereafter may be mutually agreed to from time to time. Custodian agrees to make Federal Funds available to Fund in the amount of any check deposited into a Fund account after such deposit becomes collected funds. Fund agrees to hold Custodian harmless for any costs, expenses, charges, assessments, etc. resulting from a check deposited in an account of Fund which is returned to Custodian for whatever reason from the payor financial institution.

            When properly authorized by a resolution of the Board of Directors of the Fund, the Custodian may open and maintain an additional account or accounts in such other banks or trust companies as may be designated in such resolution, such accounts; however, to be in the name of the Custodian and subject only to its draft or order.

            J.    Collections.  The Custodian will:

                  (1) Collect, claim, receive, and deposit for the account of the Fund all income and other payments which become due and payable on or after the effective date of this Agreement with respect to the securities deposited under this Agreement, and credit the account of the Fund with such income on the payable date;

                  (2) Execute ownership and other certificates and affidavits for all Federal, state, and local tax purposes in connection with the collection of bond and note coupons; and

                  (3) Take such other action as may be necessary or proper in connection with:

                        (a) the collection, receipt, and deposit of such income and other payments (including but not limited to the presentation for payment of (i) all coupons and other income items requiring presentation and (ii) all other securities which may mature or be called, redeemed, retired, or otherwise become payable and regarding which the Custodian has actual knowledge, or notice of which is contained in publications to which it normally subscribes for such purpose); and

                        (b) the endorsement for collection, in the name of the Fund, of all checks, drafts, or other negotiable instruments.

            The Custodian; however, shall not be required to institute suit nor take other extraordinary action to enforce collection except upon receipt of Proper Instructions and upon being indemnified to its satisfaction against the costs and expenses of such suit or other action. The Custodian will receive, claim, and collect all stock dividends, rights and other similar items and will deal with the same pursuant to Proper Instructions. Unless prior instructions have been received to the contrary, the Custodian will, without further instructions, sell any rights held for the account of the Fund on the last trade date prior to the date of expiration of such rights.

            K. Distribution on the Fund Shares. On the declaration of any dividend or other distribution on the shares of Capital Stock of the Fund (Fund Shares) by the Board of Directors of the
                  Fund, the Fund shall deliver to the Custodian Proper Instructions with respect thereto, including a copy of the Resolution of said Board of Directors certified by the Secretary or an Assistant Secretary of the Fund wherein there shall be set forth:

                  (1) the record date as of which shareholders entitled to receive such dividend or other distribution shall be determined,

                  (2) the date of payment of such dividend or distribution, and

                  (3) the amount payable per share on such dividend or distribution.

            On the date specified in such Resolution for the payment of such dividend or other distribution, the Custodian shall pay out of the moneys held for the account of the Fund, insofar as the same shall be available for such purpose, and credit to the account of the Dividend Disbursing Agent for the Fund, such amount as may be necessary to pay the amount per share payable in cash on the Fund Shares issued and outstanding on the record date established by such Resolution.

            L. Purchase of Fund Shares by the Fund. Whenever any Fund Shares are purchased by the Fund, the Fund or its agent shall advise the Custodian of the aggregate dollar amount to be paid for such shares and shall confirm such advice in writing. Upon receipt of such advice, the Custodian shall charge such aggregate dollar amount to the custody account of the Fund and either deposit the same in the account maintained for the purpose of paying for the purchase of Fund Shares or deliver the same in accordance with such advice.

            The Custodian shall not have any duty or responsibility to determine that the Fund Shares purchased have been removed from the proper shareholder account or accounts or that the proper number of such shares have been cancelled and removed from the shareholder records.

  M. Fund Share Purchases from the Fund. Whenever Funds Shares are purchased from the Fund, the Fund will deposit or cause to be deposited with the Custodian the amount received for such shares.

  N. Proxies, Notices, etc. The Custodian will promptly deliver or mail to the Fund all proxies properly signed, all notices of meetings, all proxy statements and other notices, requests, or announcements affecting or relating to securities held by the Custodian for the Fund and will, upon receipt of Proper Instructions, execute and deliver or cause its nominee to execute and deliver such proxies or other authorizations as may be required. Except as provided by this Agreement or pursuant to Proper Instructions hereafter received by the Custodian, neither it nor its nominee shall exercise any power inherent in any such securities, including any power to vote the same, or execute any proxy, power of attorney, or other similar instrument voting any of such securities, or give any consent, approval or waiver with respect thereto, or take any other similar action.

  O. Disbursements. The Custodian will pay or cause to be paid insofar as funds are available for the purpose, bills, statements, and other obligations of the Fund (including but not limited to obligations in connection with the conversion, exchange, or surrender of securities owned by the Fund, interest charges, dividend disbursements, taxes, management fees, custodian fees, legal fees, auditor's fees, transfer agents' fees, brokerage commissions, compensation to personnel, and other operating expenses of the
     Fund) pursuant to Proper Instructions of the Fund setting forth the name of the person to whom payment is to be made, the amount of the payment, and the purpose of the payment.

     Prior to disbursement of any management fees, the fee calculation must be verified by an independent CPA. For purposes of verification, the signature(s) of the independent CPA shall be kept on file by the Custodian. The independent CPA's telephone number(s) and address(es) shall also be kept on file by the Custodian for further follow up and verification, when deemed necessary, at the sole discretion of the Custodian.

  P. Books, Records, and Accounts. The Custodian shall, within a reasonable time, render to the fund as of the close of business each day a detailed statement of the amounts received or paid and of securities received or delivered for the account of the Fund during said day. The Custodian shall, from time to time, upon request by the Fund, render a detailed statement of the securities and moneys held for the Fund under this Agreement, and the Custodian shall maintain such books and records as are necessary to enable it to do so and shall permit such persons as are authorized by the Fund to examine said securities, books and records. Upon the written instruction of the Fund, the Custodian shall instruct any sub-custodian to permit such persons as are authorized by the Fund to examine the books, records, and securities of the sub-custodian which relate to the Fund.

     Q. Sub-Custodian. Notwithstanding any other provisions of this Agreement, all or any of the moneys or securities of the Fund may be held in the Custodian's own custody or in the custody of one or more other banks or trust companies acting as sub-custodians approved by the Fund. Any such sub-custodian must have the qualifications required for custodians under the Investment Company Act of 1940. The Custodian shall not be liable or responsible for the safekeeping of any moneys or securities held by any such sub-custodian for the Fund. The Sub-Custodian may participate directly or indirectly in the Depository Trust Company or Treasury/Federal Reserve book entry system (as such entity is defined at 17 CFR para. 270.17f-4(b)). The Custodian shall not be entitled to reimbursement by the Fund for any fees or expenses of any sub-custodian.

                  The Custodian may also hold securities in account or accounts at securities brokers, within the limits of their insurance protection, and may keep funds on deposit in such accounts to facilitate trading and accounting. Custodian's brokerage accounts will be registered as described elsewhere in this Agreement and the Custodian is protected when using such accounts as it would be with any sub-custodial account at any bank or trust company. The Fund and its investment advisors may be given limited power to transact securities trades in the Custodian's brokerage accounts but without any power to remove or disburse property from any account.

            R. Adoption of Procedures. The Custodian and the Fund may from time to time adopt procedures as they agree upon, and Custodian may conclusively assume that no procedure approved by the Fund, or directed by the Fund, conflicts with or violates any requirements of its prospectus, articles of incorporation, by-laws, or any rule or regulation of any regulatory body or governmental agency.

4.    Proper Instructions.  the term "Proper Instructions" as used herein means:

          A. Written Instructions. A certified copy of a resolution of the Board of Directors of the Fund naming one or more persons authorized to give instructions in the name and on behalf of the Fund may be received and accepted by the Custodian as conclusive evidence of the authority of any person to act and may be considered to be in full force and effect (and the Custodian shall be fully protected in acting in reliance thereon) until receipt by the Custodian of notice to the contrary. Unless the resolution delegating authority to any person to give instructions specifically requires that the approval of anyone else shall first have been obtained, the Custodian shall be under no obligations to inquire into the right of the person giving such instructions to do so. Notwithstanding any of the foregoing provisions of this paragraph 4, no authorizations, or instructions received by the Custodian from the Fund, shall be deemed to authorize or permit any director, officer, employee, or agent of the Fund to withdraw any of the securities or similar investments of the Fund upon the mere receipt of such director, officer, employee, or agent.

            B.    Oral Instructions.

          (1) Notwithstanding any other provision of this Agreement, upon receipt and acknowledgment of the oral request or instructions of a designated representative of the Fund, as hereinafter defined, Custodian shall undertake to deliver moneys for the Fund's account, provided such moneys are on hand or available; and in connection with such transactions, to wire transfer moneys in the Custodian Account to such broker, dealer, sub-custodian, bank or other agent specified in such oral instructions by the designated representative of the Fund.

          (2) The term "designated representative" as used herein means such persons as the Board of Directors of the Fund shall from time to time designate by resolution, certified copies of which shall be provided to the Custodian; and the Custodian shall be fully protected in acting in accordance with and in reliance thereon until receipt by it of notice to the contrary.

          (3)  No later than the next business day  immediately  following  each
               oral  instruction   referred  to  herein,  the  Fund  shall  give
               Custodian written confirmation of each such oral instruction.

      5.    Limitation of Liability of Custodian.

            A. The Custodian shall not be liable for any loss or damage resulting from its action or omission to act or otherwise, except for any such loss or damage arising out of its own gross negligence or willful misconduct. The Custodian may request and obtain the advice opinion of counsel for the Fund or of its own counsel with respect to questions or matters of law, and it shall be without liability to the Fund or its stockholders for any action taken or omitted by it in good faith, in conformity with such advice or opinion.

            B. If the Fund requires the Custodian in any capacity to take, with respect to any securities, any action which involves the payment of money by it or which in the Custodian's opinion might make it or its nominee liable for payment of money or in any other way, the Custodian shall be and be kept indemnified by the Fund in an amount and form satisfactory to the Custodian against any liability on account of such action.

            C. The Custodian shall be entitled to receive, and the Fund agrees to pay to the Custodian, on demand, reimbursement for such cash disbursements, costs, and expenses as may be agreed upon from time to time by the Custodian and the Fund.

            D. The Custodian shall be protected in acting as custodian hereunder upon any instructions, advice, notice, request, consent, certificate, instrument, or paper appearing to it to be genuine and to have been properly executed and shall, unless otherwise specifically provided herein, be entitled to receive as conclusive proof of any fact or matter required to be ascertained from the Fund hereunder a certificate signed by the Fund's President, Vice President, Secretary, or Treasurer or other officer specifically authorized for such purpose.

          E. Without limiting the generality of the foregoing, the Custodian shall be under no duty or obligation to inquire into, and shall not be liable for:

          (1) The validity of the issue of any securities purchased by or for the Fund, the legality of the purchase thereof, or the propriety of the amount paid therefor;

          (2) The legality of the sale of any securities by or for the Fund; or the propriety of the amount for which the same is sold;

          (3) The legality of the issue or sale of any shares of the Capital Stock of the Fund, or the sufficiency of the amount to be received therefor;

          (4) The legality of the purchase of any shares of Capital Stock of the Fund, or the propriety of the amount to be paid therefor; or

          (5) The legality of the declaration of any dividend by the Fund, or the legality of the issue of any shares of the Fund's Capital Stock in payment of any stock dividend.

         F. The Custodian shall not be liable for, or considered to be the custodian of, any money represented by any check, draft, wire transfer, clearing house funds, uncollected funds, or instrument for the payment of money received by it on behalf of the Fund, until the Custodian actually receives such money, provided only that it shall advise the Fund promptly if it fails to receive any such money in the ordinary course of business, and use its best efforts and cooperate with the Fund toward the end that such money shall be received.

         G. The Custodian shall not be responsible for loss occasioned by the acts, neglects, defaults, or insolvency of any broker, bank, trust company, or any other person whom the Custodian may deal with in the absence of negligence or willful misconduct.

         H. Notwithstanding anything herein to the contrary, the Custodian shall, from time to time, provide the Fund for its approval by its Board of Directors, agreements with banks or trust companies which will act as sub-custodians for the Fund as specified in section 6 of this Agreement. Upon the approval by the Board of Directors of the Fund of any such sub-custodian agreement, it is expressly understood and agreed that the Custodian shall have no responsibility, to the Fund or its shareholders, for moneys or securities of the Fund held by such banks or trust companies as sub-custodians.

          6. Sub-Custodian. Under the provisions of Paragraph 3Q hereof, the Custodian has the right to use one or more sub-custodians from time to time as approved by the Fund. The Custodian does hereby assign to the Fund, and will cooperate with the Fund as reasonably requested in actions to assert and perfect, any rights or causes of action which it may have against such sub-custodian to the extent of any loss incurred by the Fund.

      7. Compensation. The Fund shall pay to the Custodian such compensation at such times as may from time to time be agreed in writing by the Custodian and the Fund. The Custodian may charge such compensation against money held by it for the account of the Fund. The Custodian shall also be entitled, notwithstanding the provisions of paragraph 5C hereof, to charge against any moneys held by it for the account of the Fund the amount of any loss, damage, liability, or expense for which it shall be entitled to reimbursement under the provisions of this Agreement. The Custodian shall not be entitled to reimbursement by the Fund for any loss or expenses of any sub-custodian.

      8. Termination. Either party to this Agreement may terminate the same by notice in writing, delivered or mailed, postage prepaid, to the other party hereto not less than one hundred eighty (180) days prior to the date upon which such termination shall take effect. Upon termination of this Agreement the Fund shall pay to the Custodian such compensation for reimbursable disbursements, costs, and expenses paid or incurred to such date, and the Fund shall use its best efforts to obtain a successor custodian. Unless the holders of a majority of the outstanding shares of Capital Stock of the Fund vote to have the securities, funds, and other properties held under this Agreement delivered and paid over to some other person, firm, or corporation specified in the vote, having not less than two million dollars ($2,000,000) aggregate capital, surplus and undivided profits, as shown by its last published report and meeting such other qualifications for custodian as set forth in the By-Laws of the Fund, the Board of Directors of the Fund shall, forthwith upon giving or receiving notice of termination of this Agreement, appoint, a successor custodian bank or trust company having such qualifications. The Custodian shall, upon termination of this Agreement, deliver to the successor custodian so specified or appointed, at the Custodian's office, all securities then held by the Custodian hereunder, duly endorsed and in form for transfer, all funds or other properties of the Fund deposited with or held by the Custodian hereunder. In the event no such vote has been adopted by the stockholders of the Fund and no written order designating a successor custodian shall have been delivered to the Custodian on or before the date when such termination shall become effective, then the Custodian shall deliver the securities, funds and properties of the Fund to a bank or trust company at the selection of the Custodian and meeting the qualifications for custodian, if any, set forth in the ByLaws of the Fund and having not less than two million dollars ($2,000,000) aggregate capital, surplus and undivided profits, as shown by its last published report. Thereafter such bank or trust company shall be the successor custodian under this Agreement and shall be entitled to reasonable compensation for its services. In the event that no such successor custodian can be found, the Fund will submit to its shareholders, before permitting delivery of the cash and securities owned by the Fund to anyone other than a successor custodian, the question of whether the Fund shall be liquidated or shall function without a custodian. Notwithstanding the foregoing requirement as to delivery upon termination of this Agreement, the Custodian may make any other delivery of the securities, funds and property of the Fund which shall be permitted by the Investment Company Act of 1940 and the Fund's Certificate of Incorporation and By-Laws then in effect.

      Subject to the provisions of this Section, this Agreement may not be assigned by the Custodian without the consent of the Fund, authorized or approved by a resolution of its Board of Directors.

      9. Notices. Notices, requests, instructions and other writings delivered to the Fund at 9921 South Treasure Circle, South Jordan, Utah 84095, or mailed postage prepaid to the Fund at such address or at such other address as the Fund may have designated to the Custodian in writing, shall be deemed to have been properly delivered or given to the Fund hereunder. Notices, requests, instructions and other writings delivered to the Custodian at its office at P.O. Box 1488, Provo, Utah 84603 or to such other address as it may have designated to the Fund in writing, or mailed to the

Custodian postage prepaid to the Custodian shall be deemed to have been properly delivered or given to the Custodian hereunder.

      10.   Miscellaneous.

          A. This Agreement is executed and delivered in the State of Utah and shall be governed by the laws of the said state.

          B. All the terms and provisions of this Agreement shall be binding upon, inure to the benefit of, and be enforceable by the respective successors and assigns of the parties hereto.

          C. No provisions of the Agreement may be amended or modified, in any manner except by a written agreement executed by both parties hereto, and authorized or approved by the Board of Directors of the Fund.

          D. The captions in this Agreement are included for convenience of reference only, and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect.

          E.   This Agreement shall become effective on the date hereof.

          F. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

          G. If any part, term, or provision of this Custodian Agreement is by the courts held to be illegal, in conflict with any law or otherwise invalid, the remaining portion or portions shall be considered severable and not be affected, and the rights and obligations of the parties shall be construed and enforced as if the Agreement did not contain the particular part, term, or provision held to be illegal or invalid.

     IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by their respective corporate officers, thereunto duly authorized, and their respective corporate seals to be hereunto affixed, as of the day and year first above written.

ENSIGN INVESTORS, INC.

ENSIGN INVESTORS, INC.


      BY: /s/ Stanley M. Wells                ATTEST: Stephen K. Benson
  ------------------------------              -----------------------------


   TITLE: President
          ------------------------------


CENTRAL BANK:


      BY: David W. Macbeth                    ATTEST: /s/ Jennifer S.
 ------------------------------              -----------------------------

  TITLE: Vice President & Trust Officer
  ------------------------------

                              SERVICE CHARGE SCHEDULE

      THIS SERVICE CHARGE SCHEDULE sets forth charges for custodial services provided by CENTRAL BANK (Custodian) to ENSIGN INVESTORS, INC. (Fund) pursuant to a Custodial agreement entered into between Custodian and Fund dated December 27, 1996, (Agreement). This service charge schedule shall remain in force from the date hereof until superseded by a new service charge schedule executed by Custodian and Fund or until the agreement is terminated as provided in the Agreement.

          1. Monthly Fee. A monthly fee (Monthly Fee) shall be imposed upon Fund by Custodian for services rendered to Fund pursuant to the terms of Agreement. The Monthly Fee shall be calculated by applying the appropriate rate, as set forth below, to the current monthly average net assets. Net assets will be determined each day during the month, the sum of these daily values will be divided by the number of days in the month to derive the monthly average net assets. Monthly Fee shall be payable to Custodian by Fund no later than the fifteenth day of the month following the month for which Monthly Fee is imposed.


Monthly Net Average Assets                          Rate
--------------------------- ----------------- ----------------
First   $     200,000                            1/24   of 1%
Next    $   9,800,000                            1/60   of 1%
Next    $  15,000,000                           1/120   of 1%
Next    $  15,000,000                           1/180   of 1%
Next    $  25,000,000                           1/240   of 1%
Next    $  35,000,000                           1/360   of 1%
Over    $ 100,000,000                            Negotiable
--------------------------- ----------------- ----------------


          2. Service Charge on Account of Fund. If measured services for the account(s) of Fund maintained at Custodian are not offset by the compensating balance, the account(s) will be assessed against the commercial account service charge then in effect. Custodian agrees to send Fund a copy of the new commercial account service charges as such charges are changed or modified.

          3. Modification of Fees and Charges. Custodian and Fund agree that the foregoing fees and charges are for one year only. The schedule will be reviewed annually and may be adjusted and executed by Custodian and Fund.


      IN WITNESS WHEREOF, the parties have executed this service charge schedule this 27th day of December, 1996.


CENTRAL BANK

BY:    /s/ David W. Macbeth

TITLE:   Vice President & Trust Officer




ENSIGN INVESTORS, INC.


BY:     Stanley M. Wells

TITLE:    President

                                    ATTACHMENT E

                                  AGENCY AGREEMENT
                                      between
                               ENSIGN INVESTORS, INC.
                                        and
                          WELLS INVESTMENT SERVICES, INC.

THIS AGREEMENT (Agreement), made the 6 day of March , 1997, by and between Ensign Investors, Inc. (Fund), a corporation existing under the laws of the State of Utah, and Wells Investment Services, Inc. (Management), a corporation existing under the laws of the State of Utah:

WITNESSETH:

WHEREAS Fund desires to appoint Management as Transfer agent, and Management desires to accept such appointment;

NOW THEREFORE, in consideration of the mutual covenants herein contained, the parties hereto agree as follows:


          1. Documents to be Filed with Appointment. In connection with the appointment of Management as Transfer Agent the Fund will make available to Management for inspection the following documents:

          a. Certified copy of the resolution of appointment adopted by the Fund's Board of Directors,

          b. Certified copy of the Articles of Incorporation of Fund and all amendments thereto,

          c.   Certified copy of the Fund's By-laws,

          d. Certified copy of the order or consent of each governmental regulatory authority, required by law to the issuance of the stock,

          e.   Specimens of all forms of outstanding stock certificates,  in the
               forms  approved  by  the  Fund's  Board  of  Directors,   with  a
               certificate of the Funds' Secretary, as to such approval,

          f. Two signature cards bearing specimens of the signatures of the officers authorized to sign stock certificates or sign written instructions and requests.


          2. Certain Representations and Warranties of Management. Management represents and warrants to Fund that:

          a. It is a corporation duly organized and existing and in good standing under the laws of the State of Utah.

          b. It is duly qualified to carry on its business in the State of Utah.

          c. It is empowered under applicable laws and by its articles of incorporation and by-laws to enter into and perform the services contemplated in this Agreement.

          d. All requisite corporate proceedings have been taken to authorize it to enter into and perform this Agreement.

          e. It has and will continue to have and maintain the necessary facilities, equipment and personnel to perform its duties and obligations under this Agreement.


          3. Certain Representations and Warranties of Fund. Fund represents and warrants to Management that:

          a. It is a corporation duly organized and existing and in good standing under the laws of the State of Utah.

          b. It is or will be an open-end diversified management investment company registered under the Investment Company Act of 1940, as amended.

          c. A registration statement under the Securities Act of 1933 is or will be effective with respect to all shares of Fund being offered for sale.

          d. All requisite steps have been or will be taken to register Fund's shares for sale in all applicable states.

          e. Fund is empowered under applicable laws and by its charter and by-laws to enter into and perform this Agreement.


4.  Scope of Services.

          a. Management hereby accepts employment and appointment and agrees that it will act as Fund's Transfer Agent.

          b. Management agrees to provide the necessary facilities, equipment and personnel to perform its duties and obligations hereunder in accordance with industry practice.

          c.   Management  agrees  that it will  perform  all of the  usual  and ordinary services of Transfer Agent for various shareholder accounts including without limitation, the following: issuing, transferring and canceling stock certificates, maintaining all shareholder accounts, preparing shareholder meeting lists, mailing proxies, receiving and tabulating proxies, mailing shareholder reports and prospectuses, preparing and filing U.S. Treasury Department form 1099 for all shareholders, preparing and mailing confirmation forms to shareholders with respect to all purchases and liquidations of Fund shares and other transactions in shareholder accounts for which confirmations are required, recording reinvestment of dividends and distributions in Fund shares, and recording redemption of Fund shares.


          5. Limit of Authority. Unless otherwise expressly limited by the resolution of appointment or by subsequent corporate action, the appointment of Management as Transfer Agent will be construed to cover the full amount of authorized stock or the class or classes for which Management is appointed as the same will, from time to time, be constituted and any subsequent increases in such authorized amount.


          6. Expenses and Compensation. No service or other fee shall be paid to Management for services rendered as transfer agent; the Fund and Management agree that these services are to be rendered for the remuneration Management receives as investment adviser to the Fund.


          7.   Efficient Operation of Management System.

          a.   In connection  with the  performance  of its services  under this
               Agreement,   Management  is  responsible  for  the  accurate  and
               efficient functioning of its system at all times, including:

          1. The accuracy of all entries in Management's records reflecting orders and instructions received by Management from shareholders of the Fund;

          2. The continuous availability and accuracy of shareholder lists, shareholder account verifications, confirmations, and other shareholder account information to be produced from its records or data; and

          3.   The  accuracy  of   redemption   transactions   and  payments  in
               accordance with redemption instructions received from dealers, shareholders, or the Fund.


          8. Indemnification. Management will hold harmless and indemnify Fund from and against any loss or liability arising out of Management's failure to comply with the terms of this Agreement or arising out of Management's gross negligence, misconduct, or bad faith.



9.  Certain Covenants of Management and Fund.

          a. All requisite steps will be taken by Fund from time to time when and as necessary to register Fund's shares for sale in all states in which Fund's shares will be at the time offered for sale and require registration. If at any time fund receives notice of any stop order or other proceeding in any such state affecting such registration or sale of Fund's shares, or any stop order or other proceeding under the Federal securities laws affecting the sale of Fund's shares, Fund will give prompt notice thereof to Management.

          b. Management hereby agrees to establish and maintain facilities and procedures reasonably acceptable to Fund for safekeeping of stock certificates, check forms, and facsimile signature imprinting devices, if any; and for the preparation or use, and for keeping account of, such certificates, forms, and devices.

          c. To the extent required by Section 31 of the Investment Company Act of 1940, as amended, and rules thereunder, Management agrees that all records maintained by Management relating to the services to be performed by Management under this Agreement are the property of Fund and will be preserved and will be surrendered promptly to Fund on request.

          d. Management represents and agrees that it will use its best efforts to maintain current knowledge of the trends of the investment company industry relating to shareholder services and will use its best efforts to continue to modernize and improve its system without additional cost to Fund.

          e. Management will permit Fund and its authorized representatives to make periodic inspections of its operations at reasonable times during business hours.


          10. Death, Resignation, or Removal of Signing Officer. Fund shall file promptly with Management written notice of any change in the officers authorized to sign stock certificates, written instructions or requests, together with two signature cards bearing the specimen signature of each newly authorized officer. In case any officer of fund who will have signed manually or whose facsimile signature will have been affixed to blank stock certificates will die, resign, or be removed prior to the issuance of such stock certificates, Management may issue or register such stock certificates as the stock certificates of Fund notwithstanding such death, resignation, or removal, until specifically directed to the contrary by Fund in writing. In the absence of such direction, Fund will file promptly with Management such approval, adoption, or ratification as may be required by law.

          11. Future Amendments of Article and By-Laws. Fund will promptly file with Management certified copies of all material amendments to its Articles of Incorporation or By-Laws made after the date hereof.

          12. Management will maintain customary records in connection with its agency as required by Rule 31a-1 under the Investment Company Act of 1940.

          13. Disposition of Books, Records, and Cancelled Certificates. Management shall make available to Fund all books, documents, and all records no longer deemed needed for current proposes and stock certificates which have been cancelled in transfer or in exchange, upon the understanding that such books, documents, records, and stock certificates will not be destroyed by fund without the consent of Management, but will be safely stored for possible future reference. Such consent shall not be unreasonably withheld.

          14.  Provisions Relating to Management As Transfer Agent.

          a. Management will supply a stockholder's list to Fund for its annual meeting upon receiving a request from an officer of Fund. It will also supply lists at such other times as may be requested by an officer of Fund.

          b. Upon receipt of written instructions of an officer of Fund, Management will address and mail notices to stockholders.

          c. In case of any request or demand for the inspection of the stock books of Fund or any other books in the possession of Management, Management will endeavor to notify Fund and to secure instructions as to permitting or refusing such inspection. Management reserves the right; however, to exhibit the stock books or other books to any person in case it is advised by its counsel that it may beheld liable for the failure to exhibit the stock books or other books to such person.

          15. Condition Precedent. This Agreement shall take effect only if, as a condition precedent, the Agreement is approved at a meeting of the Fund's Board of Directors by a majority of the Fund's directors and by a majority of the disinterested directors, and further, only if this Agreement is approved by a majority of the disinterested directors pursuant to the following findings:

          a. That the proposed Agreement is in the best interests of the Fund and its shareholders;

          b. That the services to be performed pursuant to the proposed Agreement are services required for the operation of the Fund;

          c. That Management can provide services the nature and quality of which are at least equal to those provided by others offering the same or similar services;

          d. That the fees for such services are fair and reasonable in light of the usual and customary charges made by others for services of the same nature and quality.

          16. Effective Date. Provided the condition precedent stated in paragraph 15 of this Agreement has been met, this Agreement shall become effective at the close of business on March 6, 1997.

          17.  Termination of Agreement.

          a. This Agreement is automatically terminated without further action by either party if (i) not approved by a majority of the Fund's outstanding voting securities at such times as that certain Advisory and Service Contract between Wells Investment Services, Inc., and Ensign Investors, Inc. is presented to the Fund's shareholders for renewal; or (ii) not approved by a majority of the Fund's directors and a majority of the Fund's disinterested directors upon the annual shareholders' meeting scheduled for May 1997, and annually thereafter; or (iii) assigned in whole or in part by Management.

          b. This Agreement may be terminated by either party upon receipt of 60 days written notice from the other party.

          c.   Fund,  in addition to any other rights and  remedies,  shall have
               the  right  to  terminate  this  Agreement   forthwith  upon  the
               occurrence at any time of any of the following events:

          1. Any interruption or cessation of operations by Management which materially interferes with the business operation of Fund;

          2. The bankruptcy of Management or the appointment of a receiver for Management;

          3. Any merger, consolidation or sale of substantially all the assets of Management;

          4. The acquisition of a controlling interest in management, by any broker, dealer, investment adviser or investment company except as may presently exist; or

          5. Failure by Management to perform its duties in accordance with the agreement, which failure materially adversely affects the business operations of Fund and which failure continues for 30 days after receipt of written notice from Fund.

    If at any time this Agreement is terminated by Fund pursuant to clause 1, 2, or 5, Fund will have and is hereby granted the right, at its option, to use or cause its agents, employees or independent contractors to use, for as long as Fund deems necessary for its own operations, and no other, and without payment of any compensation or reimbursement to Management, Management's systems including all of the programs, manuals and other materials and information necessary to operate the systems.


          18.  Assignment.  neither this Agreement nor any rights of obligations
               hereunder  may  be  assigned  by  management   without  automatic
               termination of the Agreement.


          19. Confidentiality. Management agrees that, except as provided in this agreement, or as otherwise required by law, Management will keep confidential all records of and information in its possession relating to fund or its shareholders or shareholder accounts and will not disclose the same to any person except at the request or with the consent of Fund.


          20. Survival of Representations and Warranties. All representations and warranties by either party herein contained will survive the execution and delivery of this Agreement.

          21.  Miscellaneous.

          a. This Agreement is executed and delivered in the State of Utah and shall be governed by the laws of said state.

          b. No provisions of the Agreement may be amended or modified, in any manner except by a written agreement properly authorized and executed by both parties hereto.

          c. The captions in this Agreement are included for convenience of reference only, and in no way define or delimit any of the provisions hereof or otherwise affect their construction or effect.

          d. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.

          e. If any part, term, or provision of this Agreement is by the courts held to be illegal, in conflict with any law or otherwise invalid, the remaining portion or portions shall be considered severable and not be affected, and the rights and obligations of the parties shall be construed and enforced as if the Agreement did not contain the particular part, term, or provision held to be illegal or invalid.

IN WITNESS WHEREOF, the parties have cause this Agreement to be executed and their corporate seal to be affixed by their respective duly authorized officers.


Ensign Investors, Inc.


By   /s/ Stanley M. Wells

Attest:

     /s/  Rebecca S. Wells
Secretary

Wells Investment Services, Inc.


By    /s/ Stanley M. Wells

Attest:


     /s/  Rebecca S. Wells
Secretary

                                    ATTACHMENT F

July 28, 1997

Board of Directors
Ensign Investors, Inc.
9921 South Treasure Circle
South Jordan, UT 84095

      Re:  Form N-1A Registration Statement
            Opinion of Counsel

Gentlemen:

     At your request we have examined the Articles of Incorporation, Bylaws, and Minutes of the Ensign Investors, Inc., a Utah corporation (the "Corporation") and such other corporate records and documents and have considered such questions of law as we deemed relevant for the purpose of this opinion. We have also examined the Registration Statement on Form N-1A, the ("Registration Statement"), covering a public offering of 5,000,000 Shares of the Corporation's common stock, $.10 par value per share (the "Common Stock").

      Based upon the foregoing, we are of the opinion that:

     1. The Corporation is a duly organized and validly existing corporation under the laws of the State of Utah, with corporate power to conduct the business it conducts as described in the Registration Statement.

     2. The Common Stock has been duly and validly authorized and created and, subject to payment therefore pursuant to the terms contemplated by the Registration Statement, the Common Stock will be duly and validly issued as fully paid and non- assessable shares of Common Stock.

     We hereby consent to the filing of this opinion as an Exhibit to the Registration Statement referred to above.

                                          Sincerely,



                                          /s/ Cohne, Rappaport & Segal

                                    ATTACHMENT G

                               SUBSCRIPTION AGREEMENT

                               ENSIGN INVESTORS, INC.




      This agreement sets forth the terms under which the undersigned (hereinafter called the Subscriber) will invest in the above named corporation (hereinafter called the Fund), and further sets forth statements and representations which Wells Investment Securities, Inc. (hereinafter called the Adviser) may rely upon in determining the suitability of the Subscriber to invest in the Fund.

      The subscriber hereby tenders this subscription and applies for the purchase of the number of shares of Ensign Investors Value Fund as hereinafter set forth, each representing a one dollar ($1.00) investment in the Fund.

      The subscriber hereby represents and warrants as follows:

A. If an individual Subscriber, he/she is over the age of eighteen (18) years and is purchasing the shares for investment in his/her own account and not with a view to the sale, offer for sale, or distribution thereof; transfer or pledge the shares subscribed for, or any part thereof; he/she has no present plans to enter into any such contract, agreement or arrangement; and he/she understands the meaning of the foregoing representations and warranties.

B. Subscriber has read and is familiar with the Articles of Incorporation, pertaining to the subject investment, copies of which have been furnished to him either before or simultaneously herewith; Subscriber further confirms that all requested documents and other information pertaining to the investment have been made available to him and/or his/her tax and legal advisors. Subscriber and/or his/her representative, have made an independent investigation of the investment offered herein and are relying upon the results of that investigation in determining whether or not to become a stockholder of the Fund.

C. Subscriber is experienced in investments and business matters in general. Subscriber recognizes that the Fund will be newly organized and has no history of operation or earnings, is a speculative venture, and that there are no warranties, guarantees, or representations as to the merits or future performance of this venture given by the Adviser. Subscriber further recognizes that he/she may lose his/her investment if the venture proves unprofitable.

D. Subscriber is aware that this investment has not been registered with the Securities and Exchange Commission under the Securities Act of 1933 or qualified with any other federal or state securities commission (or comparable regulatory body), and that the offering is being made in reliance upon various exemptions provided under federal and state law.

E. Subscriber understands and acknowledges that there are other parties to the investment and agrees that these other parties shall have the same rights and obligations thereunder as will the subscriber, at least to the degree of their capital contribution.

F. Subscriber recognizes that prior to this subscription agreement there has been no public market for interests in the Fund. In addition, Subscriber understands that any right to transfer his/her interest in the Fund is restricted under the terms of the Securities Act of 1933.

G. Subscriber understands that any federal income tax benefits which may be available to him/her may be lost through adoption of new laws or regulations, amendments to existing laws or regulations, or changes in the interpretation of existing laws and regulations.

      The Subscriber hereby understands and agrees as follows:

A. If this subscription is accepted by the Adviser on or before thirty (30) days from the date hereof, he/she shall:

          1.   Become a stockholder of the Fund, and

          2. Execute any and all additional documents necessary or appropriate to becoming a stockholder in the Fund.

B. Subscriber understands and agrees further that the Adviser and the Fund are under no obligation to accept any subscription and may reject any prospective subscription for any reason within thirty (30) days after receipt thereof.

C. Subscriber agrees not to transfer or assign this subscription or any interest therein and agrees that, if accepted, the assignment and transferability of the shares subscribed for by the undersigned will be governed by applicable federal and state law.

D. Subscriber hereby acknowledges and agrees that, except as may be specifically provided herein, he/she is not entitled to cancel, terminate, or revoke this subscription, any agreements of the undersigned thereunder, and that such subscription agreements shall survive the death or disability of the undersigned or any assignment by the undersigned.

      IN WITNESS WHEREOF, Subscriber has executed this Subscription Agreement this day of , 1997.




Signature of Subscriber                         Tax ID or Social Security Number


                                          $
Name and address of Subscriber                  Payment tendered


                                                Number of shares
                       (at approximately $1.00 per share)

(       )

                                  Telephone Number
                                     SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant certifies that it meets all of the requirements for effectiveness of this Registration Statement pursuant to Rule 485(b) under the Securities Act of 1933, and has duly causes this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Salt Lake, and State of Utah on the 18th day of June , 1997.

                                    Ensign Investors, Inc.
                                    Registrant



                                    By    /s/  Stanley M. Wells
                                          Stanley M. Wells

Pursuant to the requirements of the Securities Act of 1993, this registration statement has been signed below by the following persons in the capacities and on the date indicated.



/s/ Stanley M. Wells            President                    June 18, 1997
Signature                         Title                          Date

/s/ Jerry J. Ohrn               Director                     June 18, 1997
Signature                         Title                          Date

/s/ Jim M. Bagley               Director                     June 18, 1997
Signature                         Title                          Date


 /s/ Rebecca S. Wells           Corporate Secretary          June 18, 1997
Signature                         Title                          Date